**Marple Fleet leases pertaining to the
three (3) leased Suzuki XL-7 SUVs to be retained** by Seller

MARPLE FLEET LEASING
OPEN END LEASE (TRAC)
MASTER LEASE AGREEMENT
Agreement # [redacted]

ORIGINAL

THIS MASTER LEASE AGREEMENT (TRAC) (this "Lease Agreement") is between **Augusta Auto Auction, Inc.** ("Lessee") of **1200 E. Buena Vista Avenue, North Augusta, South Carolina 29841** , a Corporation organized under the laws of South Carolina, and Marple Fleet Leasing, LLC ("Lessor") of 3015 West Chester Pike, Broomall, PA 19008-1309. In consideration of the mutual promises and undertakings set forth herein, the receipt and sufficiency thereof are hereby acknowledged, Lessor and Lessee agree as follows:

1. **LEASED VEHICLES.** Lessor agrees to purchase and lease to Lessee, and Lessee agrees to lease from Lessor, the vehicles, including all modifications, alterations or additions thereto ("the Leased Vehicles"), described in one or more Supplements ("Supplement(s)") attached hereto, subject to the terms and conditions of this Lease Agreement and the applicable Supplement. Lessee shall reimburse Lessor for any costs incurred by Lessor in connection with any vehicles ordered by Lessee for lease hereunder, but not accepted by Lessee upon delivery for any reason.
2. **CHARGES.** / (a) Charges. In accordance with this Lease Agreement, Lessee shall pay to lessor all charges, reimbursements or payments (collectively, the "Charge(s)") for the lease of each Leased Vehicle, including the periodic lease charge (the "Lease Charge") set forth in the applicable Supplement. (b) Billing and Payments. During the Lease Term, Lessor will bill Lessee for the Lease Charge and all other Charges when due and payable. All Lease Charges will be due on the Payment Due Day for the applicable period, as specified in the applicable Supplement. If Lessee fails to pay any Charge when due, Lessee will pay to Lessor, as an additional Charge, a late charge equal to the lesser of (1) 1.25% of such overdue Charge for each month or partial month the Charge is past due, or (2) the maximum rate permitted by applicable law. Lessee shall pay to Lessor or its assignee, as directed by Lessor, all Charges payable under this Lease Agreement without further notice or demand. Lessee's obligations to Lessor or its assignee under this Lease Agreement, including without limitation payment of all Charges, shall not be subject to any reduction, abatement, defense, counterclaim, set off or recoupment which Lessee may now or hereafter have against Lessor or such assignee.
3. **TERM AND TERMINATION.** (a) Lease Term. The lease term ("Lease Term") for each Leased Vehicle will commence on the date the Leased Vehicle is delivered to Lessee, and unless terminated under Paragraphs 11 or 13, shall expire on the later of (1) the last day of the Term specified in the applicable Supplement, or (2) the day such Leased Vehicle is returned to Lessor in accordance with Paragraph 10. Lessor and Lessee may extend the Lease Term for a Leased Vehicle at the applicable Lease Charge by mutual written agreement. (b) Termination of Lease Agreement. The term of this Lease Agreement shall commence on the date hereof and shall continue until terminated by either party upon ten days prior written notice to the other of the effective date of such termination (the "Termination Date"); provided, however, the terms and conditions of this Lease Agreement and the obligations of Lessee hereunder and any Supplement(s) with respect to Leased Vehicles leased prior to the Termination Date shall remain in full force and effect until all such obligations have been fulfilled. At any time and in its sole discretion, Lessor shall have the right to terminate, rescind or suspend this Lease Agreement with respect to the lease of any additional vehicles, to require the satisfaction of any additional or modified conditions precedent to any lease of any additional vehicles, and to determine the extent, if any, to which Lessor will lease additional vehicles to Lessees under this Lease Agreement. (c) Termination of Leased Vehicle. The termination or expiration of the lease of a Leased Vehicle shall apply solely to that Leased Vehicle and will not result in the termination of this Lease Agreement or the lease of any other Leased Vehicles hereunder, and the rights and obligations of Lessor and Lessee under this Lease Agreement and the Supplement(s) hereto shall continue in full force and effect with respect to the remaining Leased Vehicles subject to this Lease Agreement.
4. **REGISTRATION AND TAXES.** (a) Registration of leased Vehicles. Lessee shall, at its expense, register, title and license each Leased Vehicle in the manner prescribed by Lessor so as to maintain Lessor's ownership and insurable interest in the Leased Vehicle and forward such title to Lessor at MARPLE FLEET LEASING, 3015 WEST CHESTER PIKE, BROOMALL, PA 19008-1309. (b) Taxes. Lessor will determine and pay the Federal Highway Use Tax ("FHUT") relating to the Leased Vehicles and will bill Lessee for the FHUT paid. Lessee will promptly reimburse Lessor for all FHUT as an additional Charge under this Lease Agreement. The Lease Charge excludes all sales and use taxes. Lessee will pay, or reimburse, Lessor, as the case may be, for any sales and use taxes relating to the Leased Vehicles and any Charges under this Lease Agreement. Subject to the preceding provisions with respect to the FHUT, Lessee will determine and pay all fees, assessments, taxes and expenses whatsoever with respect to each Leased Vehicle and/or required by the business of Lessee or resulting from Lessee's operation and use of the Leased Vehicles, including without limitation excise taxes, property taxes, overweight permits, mileage taxes, ton mileage taxes, fuel taxes, license fees and highway and bridge tolls. Lessee will file all reports relating to such fees, assessments and taxes.

5. **OPERATION OF LEASED VEHICLES.** (a) <u>Alterations.</u> Lessee shall equip all Leased Vehicles in a manner approved by Lessor. Lessee shall not make any additions, alterations or modifications to the Leased Vehicle during the Lease Term, except for additions to a Leased Vehicle which are approved in writing by Lessor and are readily removeable without any damage to the Leased Vehicle. (b) <u>Use of Leased Vehicles.</u> Lessee shall use all Leased Vehicles in its business and in accordance with the terms and conditions of this Lease Agreement and all applicable governmental and insurer requirements and limitations. Each Leased Vehicle will be operated by a properly licensed employee or agent of Lessee subject to Lessee's exclusive direction and control. Lessee will not allow the Leased Vehicles to be operated (1) by a driver in possession or under the influence of alcohol or any drug which may impair his or her ability to operate the Leased Vehicle, (2) in a reckless or abusive manner, (3) on a flat tire, (4) improperly loaded, or loaded beyond the licensed weight recommended by the manufacturer of the Leased Vehicle, (5) to transport Hazardous Materials as defined in 49 CFR 171.8, unless otherwise approved by Lessor in writing, or (6) off an improved road or highway. Lessee will not remove the Leased Vehicle from the United States for more than ninety (90) days during any twelve (12) month period without the prior written consent of Lessor. (c) <u>Repair and Maintenance.</u> Lessee will maintain, repair and service the Leased Vehicles at its own expense in accordance with the manufacturer requirements and recommendations, and will be responsible for all operating expenses of each Leased Vehicle, including, without limitation, gasoline, oil, grease, antifreeze, maintenance, adjustments and repairs and storage, fines, towing and servicing of the Leased Vehicles. Lessee will use, or authorize the use of, only manufacturer-approved replacement parts in the repair or maintenance of the Leased Vehicles.

6. **INSURANCE.** (a) <u>Insurance Coverages.</u> Lessee shall provide, or cause to be provided, on each Leased Vehicle during the Lease Term thereof insurance with coverage and amounts not less than the following: (1) <u>Cars and Light Trucks</u> : A minimum of $500,000 Combined Single Limit Liability per occurrence, plus Collision and Comprehensive Coverage with deductible not to exceed $1000. (2) <u>Medium Trucks, Heavy Trucks and Tractors</u>: A minimum of $1,000,000 Combined Single Limit Liability per occurrence, plus Collision and Comprehensive Coverage with deductible not to exceed $2500. Lessee, at its own expense, shall provide, or cause to be provided, any other insurance and post any bonds required by any governmental authority with respect to the operation of any Leased Vehicle and will include Lessor as a named insured in any and all cargo, transportation or floater insurance policies covering any loss or damage to any goods or other property transported by any Leased Vehicle, and Lessee releases Lessor for any loss or damage to such goods and property. (b) <u>Insurance Policy Terms.</u> Each insurance policy provided by Lessee pursuant to this Paragraph shall (1) insure Lessor, as owner and lessor of the Leased Vehicles, Lessee, and any person leasing or driving the Leased Vehicle with valid permission, (2) designate Lessor as both loss payee and additional insured on such policy without regard to any breach of warranty or other act or omission of Lessee and shall include a loss payable endorsement for the benefit of Lessor, and (3) require the insurer to notify Lessor promptly of any cancellation or material change to the policy for any reason and provide that such cancellation or change will not be effective as to Lessor for 20 days after receipt by Lessor of such notice. All insurance policies for Leased Vehicles operated or located in the State of Florida shall comply with the requirements of Florida Statute 324.021(9)(b) and shall be endorsed to state that they provide at least the minimum split liability coverage limits of such statute. Pursuant to Florida Statute, Section 627.7263, Lessor and Lessee agree that the liability insurance or personal injury protection insurance of Lessee or other permitted operator of any Leased Vehicle located or operated in Florida shall be primary for the limits of liability and personal injury protection coverage required by Section 324.021(7) and 627.736 Florida Statutes. (c) <u>Evidence of Insurance.</u> Lessee shall deliver to Lessor certificates of insurance issued by its insurer evidencing the insurance coverages required by this Paragraph upon execution of this Lease Agreement hereof and evidencing each renewal of such coverages not less than 30 days prior to the expiration of the original policy or preceding renewal policy. In addition, at the request of Lessor, Lessee will provide copies of each such insurance policy and receipts of other evidence that the premiums thereon have been paid. (d) <u>Insurance Claims.</u> If any claim is made or action commenced for personal injury or death or property damage in connection with any Leased Vehicle, Lessee shall promptly notify Lessor and the insurer and furnish each with a copy of each process and pleading received in connection therewith and diligently defend against such claim or action and/or cooperate in the defense thereof. Lessee shall promptly furnish to the insurer a report of any accident involving a Leased Vehicle on the form acceptable to such insurer.

7. **LOSS OF LEASED VEHICLE.** (a) <u>Risk of Loss.</u> Lessee shall bear the entire risk of the Leased Vehicle(s) being lost, stolen, destroyed, damaged or otherwise rendered permanently unfit or unavailable for use. Lessee will reimburse Lessor for any loss of tools, tarpaulins, accessories, spare tires or any other equipment furnished by Lessor and for damage to a Leased Vehicle caused by any goods or property transported by such Leased Vehicle. (b) <u>Total Loss of Leased Vehicle.</u> In the event that a Leased Vehicle suffers a total loss or is stolen prior to the end of its Lease term, Lessee shall pay Lessor an amount equal to (1) the Lease Charge for the period in which such loss or theft occurs, (2) any other Charges then due and owing, and (3) the Early Termination Value, as defined in Paragraph 11(a), for such Leased Vehicle as calculated by Lessor for the period in which such loss or theft occurs. Any insurance proceeds shall be for the account of Lessee to the extent of Lessee's payment pursuant

to this Paragraph 7. (c) <u>Partial Loss of Leased Vehicle.</u> Lessee will immediately repair any damage to a Leased Vehicle. Lessor will make the proceeds of any insurance coverage available to Lessee for such repairs.

8. **PERFORMANCE BY LESSOR.** If Lessee fails for any reason to perform any of its obligations under this Lease Agreement, Lessor may (but shall not be obligated to) perform such obligations, without relieving Lessee of its obligation to do so. Lessee shall reimburse Lessor upon demand for any costs and expenses incurred by Lessor in connection with such performance as an additional Charge under this Lease Agreement.

9. **SALE OF LEASED VEHICLE.** (a) <u>Conditions of Sale.</u> Any sale of a Leased Vehicle by Lessor pursuant to Paragraphs 11, 12 or 13 shall be at wholesale and may be public or private and with or without notice to Lessee. Any such sale by Lessor and any sale by Lessee pursuant to Paragraphs 11 and 12 and shall be only for cash payable in full upon delivery of the Leased Vehicle and its title papers to the purchaser, and shall be on an "AS IS, WHERE IS, BASIS" WITH NO RECOURSE TO OR WARRANTY BY LESSOR. Lessee will not be entitled to any compensation for serving as Lessor's agent in connection with such sale. (b) <u>Definitions of Net Proceeds, Assumed Residual and Capitalized Cost.</u> For purposes of this Lease Agreement, the term "Net Proceeds" shall mean the amount received by Lessor from the sale of the Leased Vehicle, less all expenses incurred by Lessor in selling the Leased Vehicle and all debts of Lessee which, if not paid, might constitute a lien on the Leased Vehicle or a liability of Lessor. The term "Assumed Residual" shall mean the assumed residual for such Leased Vehicle expressed as a percentage of Capitalized Cost as set forth in the applicable Supplement. The "Capitalized Cost" of a Leased Vehicle shall mean the amount advanced by Lessor to purchase such Leased Vehicle, including all modifications, alterations or additions and capitalized taxes.

10. **RETURN OF LEASED VEHICLE.** Upon the expiration or termination of the Lease Term of any Leased Vehicle, Lessee will return, at its own expense, such Leased Vehicle to a reasonable location designated by Lessor. Lessee shall return all unexpired license plates with each Lease Vehicle. At Lessor's request and on behalf of Lessor, Lessee shall store any Leased Vehicle for a period not to exceed thirty (30) days at Lessee's expense, other than for insurance coverage, which shall be provided by Lessor. If Lessor has not received title documents for the Leased Vehicle in order to permit sale of such Leased Vehicle or such Leased Vehicle is not returned to Lessor in accordance with this Paragraph 10, then Lessee will pay Lessor the then applicable Early Termination Value and Lessor will transfer all of its rights and title and interest in such Leased Vehicle to Lessee.

11. **EARLY TERMINATION.** (a) <u>Calculation of Early Termination Value.</u> The Early Termination Value for a Leased Vehicle for any particular period during the Lease Term will be equal to (1) the Capitalized Cost of such Leased Vehicle, plus (2) any Charges due and payable under the Lease Agreement with respect to the Leased Vehicle, ~~plus (3) the applicable Early Termination Premium (as defined below),~~ less (4) that part of the Lease Charges paid by Lessee with respect to the Leased Vehicle, which has been earned by Lessor on an actuarial basis. ~~The term "Early Termination Premium" shall mean (x) an amount equal to seven percent of the Capitalized Cost of a Leased Vehicle if the termination occurs in the initial twelve months of the Lease Term, or (y) an amount equal to four percent of the Capitalized Cost of a Leased Vehicle if the termination occurs after the initial twelve months of the Lease Term. The Early Termination Premium will not be applicable to any termination of the lease of a Leased Vehicle by Lessor pursuant to Paragraph 11(c).~~ (b) <u>Sale by Lessee.</u> Lessee may terminate the lease of any Leased Vehicle prior to the expiration of the Lease Term thereof by giving Lessor at least thirty (30) days prior written notice of its election to terminate such lease. After giving such notice of termination, at Lessor's option, Lessee shall attempt to sell such Leased Vehicle, as agent for Lessor, in an arm's length transaction to an unrelated purchaser in accordance with Paragraph 9. Upon such sale, the lease of such Leased Vehicles shall terminate and Lessee shall promptly notify Lessor and remit to Lessor the proceeds of such sale, any Lease Charges and other Charges due and owing through the date of termination and any additional Charges calculated in accordance with this Paragraph 11(b). If the Net Proceeds of such sale are less than the applicable Early Termination Value for such Leased Vehicle on the date of termination, Lessee shall pay to the deficiency as an additional Charge. If the Net Proceeds of such sale exceed the applicable Early Termination Value for such Leased Vehicle on the date of termination, Lessor shall pay or credit the excess to Lessee as a refund of Charges. (c) <u>Sale by Lessor.</u> If Lessee is unable to sell the Leased Vehicle on behalf of the Lessor within thirty (30) days of the date of such notice of termination, Lessee shall promptly deliver the Leased Vehicle to Lessor as provided in Paragraph 10, and Lessor shall attempt to sell such Leased Vehicle in accordance with Paragraph 9. The lease of such Leased Vehicle shall terminate upon the earlier to occur of (1) the date of such sale by Lessor, or (2) the date that is thirty (30) days after the date of delivery of the Leased Vehicle to Lessor. Upon the date of termination, Lessee shall pay Lessor an amount equal to any Lease Charges and other Charges then due and owing hereunder to the date of termination, and either (x) the excess, if any, of the applicable Early Termination Value for such Leased Vehicle over the Net Proceeds of any sale, if Lessor was able to sell the Leased Vehicle prior to the termination date, or (y) the applicable Early Termination Value, if Lessor was unable to sell such Leased Vehicle prior to the termination date. (d) <u>Other Disposition of Lease Vehicle.</u> In lieu of attempting to sell the Leased vehicle pursuant to Paragraph 11(b) or returning the Leased Vehicle to Lessor pursuant to Paragraph 11(c), Lessee, with the consent of Lessor, may dispose of such Leased Vehicle for its own account, and the lease of such Leased Vehicle shall terminate upon Lessee paying to Lessor the applicable Early Termination Value for such Leased vehicle, plus any Lease Charges and other Charges then due and owing to the date of termination.

12. **EXPIRATION OF LEASE.** Upon the expiration of the Lease Term of a Leased Vehicle, at its option, Lessor may sell such Leased Vehicle in an arm's length transaction within thirty (30) days after expiration of its Lease Term or may appoint Lessee as Lessor's agent to sell such Leased Vehicle on Lessor's behalf in accordance with Paragraph 9. If Lessee, as Lessor's agent, sells the Leased Vehicle, Lessee shall remit to Lessor the proceeds from such sale, any Lease Charges and other Charges then due and owing, and any additional Charges determined in accordance with this Paragraph. If the Net Proceeds of such sale are less than the Assumed Residual for such Leased Vehicle, Lessee shall pay to Lessor the deficiency as an additional Charge. If the Net Proceeds of such sale exceed the Assumed Residual for such Leased Vehicle, Lessor shall pay or credit the excess to Lessee as a refund of Charges.

13. **DEFAULT AND REMEDIES.** (a) <u>Events of Default.</u> Lessor may terminate this Lease Agreement at any time with respect to any or all of the Leased Vehicles by written notice to Lessee upon the occurrence of any of the following events of default ("Event of Default"): (1) failure to pay any Charge or any other sum payable to Lessor hereunder and such failure continues for ten (10) days after written notice thereof to Lessee, or (2) failure or refusal by Lessee to operate the Leased Vehicles in accordance with this Lease Agreement and the applicable Supplement and such operation results in damage, excessive use or abuse of such Leased Vehicle, or (3) failure or refusal by Lessee to perform any other obligation of Lessee hereunder and such failure or refusal continues for thirty (30) days after written notice thereof to Lessee, or (4) any representations or warranty made by Lessee shall prove to be false or misleading in any material respect as of the date on which the same was made, or (5) the filing of any petition by or against Lessee under any bankruptcy or insolvency law or the assignment by Lessee of its assets, for the benefit of creditors or the appointment of any trustee or receiver for all or any part of Lessee's business or assets or the assignment (voluntary or involuntary) of Lessee's interest in any Leased Vehicle or the attachment of any lien or levy on any Leased Vehicle (unless such petition, assignment, appointment, or attachment is withdrawn or nullified within fifteen days thereafter). (b) <u>Remedies of Lessor.</u> Upon termination by Lessor pursuant to Paragraph 13(a), Lessee shall deliver the Leased Vehicle(s) to Lessor in the manner and condition required by Paragraph 10. If Lessee fails to return the Leased Vehicle(s), Lessor may repossess the same at any time wherever the Leased Vehicles may be located and may enter upon the premises of Lessee for the purpose of repossessing the Leased Vehicle(s). Lessor shall dispose of such returned or repossessed Leased Vehicle(s) in accordance with Paragraph 9, and Lessee shall pay to Lessor an additional Charge calculated in accordance with Paragraph 11(c). Lessor shall hold and dispose of any repossessed Leased Vehicle(s) free and clear of this Lease Agreement and any rights of Lessee in the Leased Vehicle(s). Subject to applicable law, Lessee agrees to pay to Lessor reasonable attorney fees if this Lease Agreement is placed with an attorney other than an employee of Lessor for collection. In addition, Lessor may exercise its remedies under Paragraph 18(b). (c) <u>Remedies Cumulative and Concurrent.</u> The rights and remedies of Lessor under this Lease Agreement shall be cumulative and in addition to any other right, remedy or power herein specifically granted or now or hereafter existing in equity, by law, by virtue of statute or otherwise and may be pursued separately, successively, concurrently, independently or together against Lessee or any other party, at the sole discretion of Lessor, and may be exercised as often as occasion therefore shall arise. The failure to exercise any such right or remedy shall in no event be construed as a waiver or release thereof, nor shall the choice of one remedy be deemed an election of remedies to the exclusion of other remedies. Acceptance of Charges in arrears shall not waive or affect any right of Lessor to declare an Event of Default and exercise any remedies hereunder.

14. **INDEMNITY.** Lessee shall indemnify and hold Lessor, its agents and employees, harmless against any and all losses, claims, damages or expenses (including attorney's fees) (the "Liabilities") connected with or arising out of the ownership, management, control, use, storage, condition (including, without limitation, defects, whether or not discoverable by Lessor or Lessee), maintenance or operation of any Leased Vehicle, or any default by Lessee in the performance of any of its obligations hereunder, including without limitation, (1) any Liabilities incurred by Lessor as a result of Lessee's failure to obtain and maintain insurance as required by Paragraph 6, (2) any Liabilities incurred by Lessor in excess of the limits of any insurance coverage provided by Lessee, (3) any Liabilities relating to the loss or damage to the Leased Vehicles, (4) any Liabilities incurred by Lessor as a result of the failure of Lessee to operate the Leased Vehicles in accordance with the terms of this Lease Agreement and the applicable Supplement, (5) any Liabilities with respect to any goods or other property transported by a Leased Vehicle, and (6) any Liabilities which Lessor would not otherwise be required to pay under the terms of this Lease Agreement. Lessee shall promptly notify Lessor of any such Liability. The indemnities set forth herein shall survive the termination or expiration of this Lease Agreement and any Supplement.

15. **LESSEE'S WARRANTIES.** Lessee represents and warrants to Lessor that: (a) Lessee is and shall at all times hereafter be duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is organized and it has duly authorized the execution, delivery and performance of this Lease Agreement. (b) This Lease Agreement has been duly and validly executed and delivered by Lessee and constitutes the valid and binding obligation of Lessee. (c) All financial statements presented to Lessor have been prepared in conformity with generally accepted accounting principles consistently applied and fairly and accurately present Lessee's financial condition and income as of the date given and since the date of such financial statements there has been

no material adverse change in the financial condition of Lessee or any guarantor of Lessee's obligation hereunder, and (d) Lessee has read this Lease Agreement prior to signing.

16. **DISCLAIMER OF WARRANTIES AND CONSEQUENTIAL DAMAGES; FORCE MAJEURE.**
(A) LESSEE ACKNOWLEDGES THAT LESSOR IS NOT THE MANUFACTURER, DESIGNER, PRODUCER OR DISTRIBUTOR (OR AGENT OF ANY OF THE FOREGOING) OF THE LEASED VEHICLES.
(B) LESSOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, (1) AS TO THE FITNESS, SAFENESS, DESIGN, MERCHANTABILITY, CONDITION, QUALITY, CAPACITY OR WORKMANSHIP OF THE LEASED VEHICLES, OR (2) THAT THE LEASED VEHICLES WILL SATISFY THE REQUIREMENTS OF ANY LAW OR ANY CONTRACT SPECIFICATION, AS BETWEEN LESSOR AND LESSEE, LESSEE AGREES TO BEAR ALL SUCH RISKS AT ITS SOLE RISK AND EXPENSE.
(C) LESSEE SPECIFICALLY WAIVES ALL RIGHT TO MAKE CLAIM AGAINST LESSOR AND ANY LEASED VEHICLES FOR BREACH OF ANY WARRANTY OF ANY KIND WHATSOEVER, AND AS TO LESSOR, LESSEE LEASES THE LEASED VEHICLES "AS IS". CALIFORNIA LESSEES WAIVE THE PROVISIONS OF SECTIONS 1955 AND 1957 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA.
(D) IN NO EVENT SHALL LESSOR BE LIABLE FOR ANY INCONVENIENCES, LOSS OF PROFITS OR ANY OTHER CONSEQUENTIAL, INCIDENTAL OR SPECIAL DAMAGES WHATSOEVER OR HOWSOEVER CAUSED, INCLUDING WITHOUT LIMITATION, DAMAGES RESULTING FROM ANY DEFECT IN ANY LEASED VEHICLE, OR ANY THEFT, DAMAGE, LOSS OR FAILURE OF ANY LEASED VEHICLE. THERE SHALL BE NO ABATEMENT OR SETOFF OF LEASE CHARGES BECAUSE OF THE SAME.
(E) LESSOR SHALL NOT BE LIABLE FOR ANY FAILURE OR DELAY IN DELIVERING ANY LEASED VEHICLE FOR LEASE PURSUANT TO THIS LEASE AGREEMENT OR FOR ANY FAILURE TO PERFORM ANY PROVISION, RESULTING FROM FIRE OR OTHER CASUALTY, RIOT, STRIKE OR OTHER LABOR DIFFICULTY, GOVERNMENTAL REGULATION OR RESTRICTION, OR ANY CAUSE BEYOND LESSOR'S CONTROL.

17. **VEHICLE WARRANTIES.** Lessor assigns to Lessee for the Lease Term of each Leased Vehicle the warranties provided to the Lessor by any dealer, manufacturer, distributor or vendor selling the Leased Vehicles to Lessor; and Lessee may communicate with such dealer, manufacturer, distributor or vendor an receive an accurate and complete statement of those promises and warranties, including any disclaimers and limitations of them or of remedies. Lessee will resolve any claims under such warranties directly with the appropriate dealer, manufacturer, distributor, vendor or third party. Any such claim will not affect in any manner the unconditional obligation of Lessee to pay any Charge or perform its obligations hereunder.

18. **LEASEHOLD INTEREST; SECURITY INTEREST.** (a) <u>Leasehold Interest.</u> Lessor is the owner of the Leased Vehicles, including all modifications, alterations and additions thereto which are included in the Capitalized Cost thereof. Lessor and Lessee acknowledge and agree that this Lease Agreement is a lease of personal property for commercial and federal income tax purposes, and that Lessee does not acquire any right, title or interest in the Leased Vehicles or any proceeds thereof, except the right to possess and use the Leased Vehicles in accordance with the terms of this Lease Agreement and the applicable Supplement. Lessor and Lessee agree that Lessor is the only party entitled to claim income tax deduction for asset cost recovery, depreciation, or investment tax credits (if any) with respect to the Leased Vehicles under the Internal Revenue Code of 1986 and applicable state laws. (b) <u>Assignment of Lease and Subleases.</u> To secure the full and punctual payment and performance of its obligations under this Lease, Lessee assigns to Lessor all Lessee's right, title and interest, whether now existing or hereafter acquired, in any lease or sublease of a Leased Vehicle, including the right to collect any rental, lease or other payments which may come due thereunder (the "Assigned Payments"). So long as no Event of Default has occurred and is continuing, Lessee may collect the Assigned Payments. If an Event of Default occurs, then Lessor may require Lessee to endorse and remit to Lessor all Assigned Payments in the same form as received by Lessee, or may direct any lessee or sublessee to pay the Assigned Payments directly to Lessor. Lessee will obtain the consent of any sublessee or lessee to assignment of the sublease or lease set forth in this Paragraph 18(b), and shall furnish such other documents to perfect this assignment as Lessor may require. (c) <u>Security Interest.</u> In the event any court determines that this Lease is not a true lease, then Lessee hereby grants Lessor a security interest in the Leased Vehicles, together with all accessions, replacements and substitutions therefore or thereto and proceeds thereof, including without limitation any Charges, proceeds of sale, exchange or other disposition of the Leased Vehicles, proceeds of any damage claim or insurance covering the Leased Vehicles, and the proceeds due or to become due from Lessee, any sublease or third party with respect to the Leased Vehicles. At the written request of Lessor, Lessee will execute and deliver to Lessor any financing statement or other instrument required to perfect the foregoing security interest, and agrees to pay or reimburse Lessor for any searches, filings, recordings or stamp fees or taxes arising from the filing or recording of any such instrument or statement. Lessee authorizes Lessor to file this Lease Agreement or any financing statements with respect to this Lease Agreement or the Leased Vehicles and to execute Lessee's name to any such financing

statement. Any such filing shall not be deemed evidence of any intent to create a security interest under the Uniform Commercial Code.

19. **INSPECTION; FINANCIAL STATEMENTS.** During normal business hours, Lessor and its authorized Representatives may inspect each Leased Vehicle and the books and records of Lessee relative thereto, including without limitation, any leases, subleases and insurance records. Lessor shall have no duty to make any such inspection and shall not incur any liability or obligation by reason of making or not making any such inspection. In addition, at the request of Lessor, Lessee shall furnish Lessor any financial statements of Lessee, including, without limitation, balance sheets and income statements. Lessee will provide Lessor with any information requested by Lessor with respect to Lessee's use and operation of any Leased Vehicle.

20. **MISCELLANEOUS TERMS AND CONDITIONS.** (a) <u>Assignment and Sublease.</u> Lessee may not assign this Lease Agreement or any right hereunder, in whole or in part, or sublease or otherwise deliver, transfer or relinquish possession of a Leased Vehicle, without the prior written consent of Lessor. Any consent by Lessor to such transactions will be subject to satisfaction by Lessee and the sublessee or assignee (as the case may be) with the requirements of Lessor. Lessor may, at any time, without notice to Lessee, mortgage, grant a security interest in or otherwise transfer, sell or assign all or any part of its interest in this Lease Agreement, any Supplement, any Leased Vehicle or any Charges or other sums due or to become due hereunder, subject to Lessee's right to possess and use the Leased Vehicles in accordance with the terms and conditions of this Lease Agreement and any applicable Supplement. (b) <u>Notices.</u> Any notice required or permitted by this Lease Agreement shall be in writing and given by personal delivery or sent by United States Mail, postage prepaid, addressed to Lessee at the Lessee's current billing address and addressed to Lessor at the address set forth on the most recent billing statement. (c) <u>No Implied Waivers.</u> The waiver by either party of, or failure to claim, a breach of any provision of this Lease Agreement shall not be a waiver of any subsequent breach or to affect in any way the effectiveness of such provision. (d) <u>Entire Agreement.</u> This Lease Agreement shall constitute the entire agreement between the parties and may not be changed except by an instrument in writing, signed by the party against whom the change is to be enforced. (e) <u>Non Substantive Data.</u> Lessee authorizes Lessor to insert in this Lease Agreement serial numbers, other identification data of the Leased Vehicles when determined by Lessor and dates or other unintentionally omitted non-substantive items to render this Lease Agreement complete. (f) <u>Governing Law.</u> This Lease Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. (g) <u>Agency.</u> Except as specifically provided in Paragraphs 11 and 12 with respect to a sale of the Leased Vehicle, Lessee shall never at any time during the term of this Lease Agreement be or become the agent of Lessor for any purpose whatsoever. Lessor shall not be responsible for the acts or omissions of Lessee or its agents.

IN WITNESS WHEREOF, the parties have duly executed this Lease Agreement as of **March 16, 2009**.

LESSOR
MARPLE FLEET LEASING, LLC

By: _____

Title: _____GM_____

LESSEE: Augusta Auto Auction, Inc.

By:

Title: CEO

MODIFICATION: This Lease Agreement and the Supplements hereto set forth all of the agreements of the Lessor and Lessee for the lease of the Leased Vehicles. There are no other agreements. Any change in this Lease Agreement must be in writing and signed by the Lessee and Marple Fleet Leasing, LLC.

Lessee: Augusta Auto Auction, Inc.

By  Title: CEO

LESSEE CERTIFICATION: Lessee hereby certifies under penalty of perjury that Lessee intends that more than fifty percent (50%) of the use of each Leased Vehicle is to be used in a trade or business of Lessee.
NOTICE OF TAX OWNERSHIP: Lessee is hereby advised that Lessee will not be treated as the owner of the Leased Vehicles for Federal Income Tax purposes.

Lessee: Augusta Auto Auction, Inc.

By  Title: CEO

GUARANTEE

In consideration of the Lessor leasing to Lessee and other goods and valuable consideration, the receipt of which is hereby acknowledged by the undersigned, the undersigned guarantor unconditionally guarantees payment of all amounts due or to become due to the Lessor named in the above Lease Agreement, including without limitation, all lease charges and any amounts owing following surrender and sale of a Leased Vehicle.

Guarantor: Acacia Automotive, Inc.

Signed: _Steven L. Sample CEO_
/Title

MFLTRAC Dec. 2001



Marple Fleet Leasing



MARPLE FLEET LEASING

Fax

To:	Steve (Junior) Sample	**From:** ▮▮▮▮▮	
Fax:	▮▮▮▮▮	**Pages:** 2, including cover	
Phone:	▮▮▮▮▮	**Date:** 3-18-09	
Re:	Initialed Masterlease page changes	**CC:**	

☐ **Urgent**   ☐ **For Review**   ☐ **Please Comment**   ☐ **Please Reply**   ☐ **Please Recycle**

Junior,

Please find following a copy of the page regarding early term calculation being waived, as lined out and initialed by both of us.

Thanks for your business !!!

Tad

▮▮▮▮▮

Marple Fleet Leasing

to this Paragraph 7. (c) Partial Loss of Leased Vehicle. Lessee will immediately repair any damage to a Leased Vehicle. Lessor will make the proceeds of any insurance coverage available to Lessee for such repairs.

8. **PERFORMANCE BY LESSOR.** If Lessee fails for any reason to perform any of its obligations under this Lease Agreement, Lessor may (but shall not be obligated to) perform such obligations, without relieving Lessee of its obligation to do so. Lessee shall reimburse Lessor upon demand for any costs and expenses incurred by Lessor in connection with such performance as an additional Charge under this Lease Agreement.

9. **SALE OF LEASED VEHICLE.** (a) Conditions of Sale. Any sale of a Leased Vehicle by Lessor pursuant to Paragraphs 11, 12 or 13 shall be at wholesale and may be public or private and with or without notice to Lessee. Any such sale by Lessor and any sale by Lessee pursuant to Paragraphs 11 and 12 and shall be only for cash payable in full upon delivery of the Leased Vehicle and its title papers to the purchaser, and shall be on an "AS IS, WHERE IS, BASIS" WITH NO RECOURSE TO OR WARRANTY BY LESSOR. Lessee will not be entitled to any compensation for serving as Lessor's agent in connection with such sale. (b) Definitions of Net Proceeds, Assumed Residual and Capitalized Cost. For purposes of this Lease Agreement, the term "Net Proceeds" shall mean the amount received by Lessor from the sale of the Leased Vehicle, less all expenses incurred by Lessor in selling the Leased Vehicle and all debts of Lessee which, if not paid, might constitute a lien on the Leased Vehicle or a liability of Lessor. The term "Assumed Residual" shall mean the assumed residual for such Leased Vehicle expressed as a percentage of Capitalized Cost as set forth in the applicable Supplement. The "Capitalized Cost" of a Leased Vehicle shall mean the amount advanced by Lessor to purchase such Leased Vehicle, including all modifications, alterations or additions and capitalized taxes.

10. **RETURN OF LEASED VEHICLE.** Upon the expiration or termination of the Lease Term of any Leased Vehicle, Lessee will return, at its own expense, such Leased Vehicle to a reasonable location designated by Lessor. Lessee shall return all unexpired license plates with each Lease Vehicle. At Lessor's request and on behalf of Lessor, Lessee shall store any Leased Vehicle for a period not to exceed thirty (30) days at Lessee's expense, other than for insurance coverage, which shall be provided by Lessor. If Lessor has not received title documents for the Leased Vehicle in order to permit sale of such Leased Vehicle or such Leased Vehicle is not returned to Lessor in accordance with this Paragraph 10, then Lessee will pay Lessor the then applicable Early Termination Value and Lessor will transfer all of its rights and title and interest in such Leased Vehicle to Lessee.

11. **EARLY TERMINATION.** (a) Calculation of Early Termination Value. The Early Termination Value for a Leased Vehicle for any particular period during the Lease Term will be equal to (1) the Capitalized Cost of such Leased Vehicle, plus (2) any Charges due and payable under the Lease Agreement with respect to the Leased Vehicle, ~~plus (3) the applicable Early Termination Premium (as defined below)~~, less (4) that part of the Lease Charges paid by Lessee with respect to the Leased Vehicle, which has been earned by Lessor on an actuarial basis. ~~The term "Early Termination Premium" shall mean (x) an amount equal to seven percent of the Capitalized Cost of a Leased Vehicle if the termination occurs in the initial twelve months of the Lease Term, or (y) an amount equal to four percent of the Capitalized Cost of a Leased Vehicle if the termination occurs after the initial twelve months of the Lease Term. The Early Termination Premium will not be applicable to any termination of the lease of a Leased Vehicle by Lessor pursuant to Paragraph 11(c).~~ (b) Sale by Lessee. Lessee may terminate the lease of any Leased Vehicle prior to the expiration of the Lease Term thereof by giving Lessor at least thirty (30) days prior written notice of its election to terminate such lease. After giving such notice of termination, at Lessor's option, Lessee shall attempt to sell such Leased Vehicle, as agent for Lessor, in an arm's length transaction to an unrelated purchaser in accordance with Paragraph 9. Upon such sale, the lease of such Leased Vehicles shall terminate and Lessee shall promptly notify Lessor and remit to Lessor the proceeds of such sale, any Lease Charges and other Charges due and owing through the date of termination and any additional Charges calculated in accordance with this Paragraph 11(b). If the Net Proceeds of such sale are less than the applicable Early Termination Value for such Leased Vehicle on the date of termination, Lessee shall pay to the deficiency as an additional Charge. If the Net Proceeds of such sale exceed the applicable Early Termination Value for such Leased Vehicle on the date of termination, Lessor shall pay or credit the excess to Lessee as a refund of Charges. (c) Sale by Lessor. If Lessee is unable to sell the Leased Vehicle on behalf of the Lessor within thirty (30) days of the date of such notice of termination, Lessee shall promptly deliver the Leased Vehicle to Lessor as provided in Paragraph 10, and Lessor shall attempt to sell such Leased Vehicle in accordance with Paragraph 9. The lease of such Leased Vehicle shall terminate upon the earlier to occur of (1) the date of such sale by Lessor, or (2) the date that is thirty (30) days after the date of delivery of the Leased Vehicle to Lessor. Upon the date of termination, Lessee shall pay Lessor an amount equal to any Lease Charges and other Charges then due and owing hereunder to the date of termination, and either (x) the excess, if any, of the applicable Early Termination Value for such Leased Vehicle over the Net Proceeds of any sale, if Lessor was able to sell the Leased Vehicle prior to the termination date, or (y) the applicable Early Termination Value, if Lessor was unable to sell such Leased Vehicle prior to the termination date. (d) Other Disposition of Lease Vehicle. In lieu of attempting to sell the Leased vehicle pursuant to Paragraph 11(b) or returning the Leased Vehicle to Lessor pursuant to Paragraph 11(c), Lessee, with the consent of Lessor, may dispose of such Leased Vehicle for its own account, and the lease of such Leased Vehicle shall terminate upon Lessee paying to Lessor the applicable Early Termination Value for such Leased vehicle, plus any Lease Charges and other Charges then due and owing to the date of termination.

CROSS-CORPORATE GUARANTY

ORiginal ✓

THIS AGREEMENT is made and entered into as of March 16, 2009 from the undersigned **Augusta Auto Auction, Inc.** a **South Carolina** Corporation, and affiliated corporations of , who hereafter may become parties hereto as provided herein, to Marple Fleet Leasing LLC (hereinafter called "Marple Fleet Leasing"), a Pennsylvania Limited Liability Company.

WITNESSETH:

WHEREAS, all of the undersigned have business relationships with the others and it is to the benefit of each of them for credit to be extended to any of the others for the purpose of financing in whole or in part the purchase price of motor vehicles including accessories and attachments thereto or various other types of personal property; and

WHEREAS, it is for the benefit of each of the undersigned that they and each of them execute a Guaranty to Marple Fleet Leasing of the obligations of the others and of each of them to Marple Fleet Leasing in the form hereinafter set forth;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and in order to induce Marple Fleet Leasing to make loans or advances to, and to purchase or otherwise acquire from third parties retail installment sale contracts, conditional sale contracts, chattel mortgages or other security agreements covering the purchasing of financing and/or to lease of property for any of the undersigned or to otherwise extend credit to or do business with any of the undersigned, IT IS AGREED AS FOLLOWS:

Each of the undersigned does hereby, jointly and severally, and unconditionally guaranty to Marple Fleet Leasing, its successors and assigns, that each of the other undersigned will fully, promptly and faithfully perform, pay and discharge all of each such other undersigned's present and future obligations to Marple Fleet Leasing, irrespective of any invalidity thereof, the unenforceability thereof or the insufficiency, invalidity or unenforceability of any security therefore; and agrees that without Marple Fleet Leasing first having to proceed against each such other undersigned or to liquidate paper or any security therefore, to pay an demand all sums due and to become due to Marple Fleet Leasing from each such other undersigned and all losses, costs, attorney's fees or expenses which Marple Fleet Leasing may suffer by reasons of each such other undersigned's default; and agrees to be bound by and on demand to pay any deficiency established by a sale of paper or security held with or without notice to the undersigned; together with a reasonable attorney's fee (15% if permitted by law) if placed with an attorney for collection from the undersigned.

Each of the undersigned shall furnish to Marple Fleet Leasing such balance sheets, statements of income, expenditure and surplus and other financial statements as Marple Fleet Leasing may reasonably require from time to time.

This guaranty may be terminated only by notice sent to Marple Fleet Leasing by registered mail, addressed to: Marple Fleet Leasing LLC, [redacted] stating an effective date after the receipt of such notice by Marple Fleet Leasing; but shall continue thereafter as to each of the undersigned who has not given such notice, and shall continue as to each of the undersigned giving such notice with respect to any transaction with and any obligation of any of the undersigned incurred prior to the effective date of termination. Each of the undersigned waives notice of acceptance of this guaranty and of presentment, demand, protest and notice of non-payment or protest as to any note or obligation signed, accepted, endorsed, or assigned to Marple Fleet Leasing by any of the undersigned and all exemptions, and any other demands and notices required by law, and the undersigned waive all set-offs and counterclaims. Marple Fleet Leasing may renew, extend, modify or transfer any obligations of any of the undersigned or of their customers or of co-guarantors, may accept partial payments thereon to settle, release, compound, compromise, collect or otherwise liquidate any obligation or any security therefore in any manner and bid and purchase at any sale without affecting or impairing the obligation of any of the undersigned thereunder.

Additional corporations affiliated with **Augusta Auto Auction, Inc.** may become parties to this agreement by executing a counterpart hereof and delivering a copy of such counterpart to Marple Fleet Leasing and to each of the undersigned, whereupon such additional corporations shall be subject to the terms and conditions of this Agreement.

This Agreement shall bind the undersigned's successors and assignees, and shall inure to Marple Fleet Leasing's successors and assigns. All of Marple Fleet Leasing's rights are cumulative and not alternative.

IN WITNESS WHEREOF, the undersigned have caused these presents to be executed by their duly authorized officers and their corporate seals to be hereunto affixed by order of their Board of Directors as of the day and the year first above written.

By: [signature] Title: CEO
Augusta Auto Auction Inc.

CORPORATE SEAL

Attest: [signature]

By: [signature] Title: CEO
Acacia Automotive Inc.

CORPORATE SEAL

Attest: [signature]

Marple Fleet Leasing LLC

██████████████████

Date: 4/23/2009
Due Date: 5/1/2009

Attn: Steven L. Sample
Augusta Auto Auction Inc.
1200 E. Buena Vista Avenue
North Augusta, SC 29841

Please make check payable to Marple Fleet Leasing

INVOICE

Lease Unit #	VIN	For Period of From	To	Payment
200133-001	2S3DB217386 ██	5/1/2009	5/31/2009	$355.00
200133-002	2S3DB217986 ██	5/1/2009	5/31/2009	$355.00
200133-003	2S3DB217086 ██	5/1/2009	5/31/2009	$355.00
200133-004	2S3DB217286 ██	5/1/2009	5/31/2009	$355.00

Total from Above $1,420.00

Please Pay This Amount $1,420.00

Thank You for Your Business!

MARPLE FLEET LEASING

Lease Document Instructions

To: Steven L. Sample. CEO (Junior!)

Please complete the following:

[ ] MasterLease Supplements (4) – **Steven L. Sample** signs **all THREE copies of each set**, at the **ONE place on each copy**, as indicated by the yellow highlights. **Keep one copy of each set** for your records, and **return TWO copies of each set** to Marple Fleet Leasing.

[ ] Initial Billing Invoice – For the period of 5-1-09 to 5-31-09. Please send your check for the total of **$1420.00**, payable to Marple Fleet Leasing.

Please overnight the signed supplements and the check back to me ASAP.

Finally, as you know, we need to have you secure South Carolina titles for these four vehicles in the name of Marple Fleet Leasing LLC, with a lien to our funding bank. You had suggested that your title clerk could help with that process. I guess if she or he could email me to go over the details, I'll know better how to proceed with the Certificate of Origin, Bill of Sale, and Power of Attorney.

Thank you very much for your business. If you have any questions, please call me, or email me.



General Manager

MARPLE FLEET LEASING
SUPPLEMENT TO MASTER LEASE AGREEMENT
OPEN END LEASE (TRAC)
Master Lease Agreement # [redacted]
Lease Unit # [redacted]

THIS IS A SUPPLEMENT (this "Supplement") to the Master Lease Agreement (Open End Lease-TRAC), dated **3-16-2009**, (the "Lease Agreement") between Marple Fleet Leasing, LLC ("Lessor") and **Augusta Auto Auction, Inc.** ("Lessee"). The capitalized terms used in this Supplement shall have the same meaning as in the Lease Agreement, unless otherwise defined herein. Subject to the terms and conditions of the Lease Agreement, which are incorporated herein by reference. Lessor and Lessee agree as follows:

1. Leased Vehicles. The Leased Vehicle described in the Vehicle Description Section below have been delivered to and accepted by Lessee in good condition with odometer mileage shown below in the Vehicle Description Section. The terms and conditions of this Supplement shall apply solely to the Lease Vehicle described herein. Lessee hereby certifies, under penalty of perjury, that Lessee intends that more than fifty percent (50%) of the use of the Leased Vehicle is to be used in a trade or business of Lessee. Lessee is hereby advised that Lessee will not be treated as the owner of the Leased Vehicle for Federal Income Tax purposes.
2. Lease Terms and Charges. Commencing on the Commencement Date indicated below, Lessee will pay Lessor the Total Monthly Lease Charge on the Payment Due Date of each month of the term specified below. Interim Monthly Lease Charges will be assessed for the period between the Delivery Date and the Commencement Date, and will be shown on the initial billing statement.

Vehicle Description:

Year: **2008** Make: **Suzuki** Model: **XL7 Premium 3 Row FWD** Body Type: **Wagon** Color: **Cranberry**
Engine: **3.6L V6 Gasoline** GVWR: **N/A**
VIN: **2S3DB217386**[redacted] Odometer Reading at Delivery: **10** miles
Equipment: Automatic Transmission; Power Steering; Power Brakes; F&R Air Conditioning; AM-FM Stereo w/CD Player; 17" Aluminum Wheels; Power Mirrors; Power Windows; Power Locks; Cruise Control; and All Standard Equipment

THIS IS [redacted] COMPANY CAR IN AUGUSTA

Lease Term and Charges:

Lease Term: **42** Months; Payment Method: Monthly; Payment Timing: Advance; Delivery Date: **4-23-2009**

Commencement Date: **5-1-2009**; Payment Due Date: 1st Day of the Month; Security Deposit: $ **N/A**

Base Monthly Lease Charge: **$ 355.00**, plus **N/A (SC)** Tax = **$ 355.00** Total Monthly Lease Charge

Mileage Allowed for Term: **N/A** Excess Miles Charged at: **N/A**

Capitalized Cost: **$ 14627.00** Cap. Cost Reduction: **N/A** Adjusted Cap. Cost: **$ 14627.00**

Monthly Depreciation: **$ 278.62** Assumed Residual Value: **$ 2925.00**

Garaging Location: **North Augusta, SC** Property Tax Location: N/A

Lessor and Lessee have executed this Supplement as of **April 23, 2009.**

Lessor:	**Lessee: Augusta Auto Auction, Inc.**
Marple Fleet Leasing, LLC	
By: [redacted]	By: Steven L. Dample CEO
Title: [redacted]	Title: CEO
Date: **4-23-2009**	Date: **4-23-2009**

MARPLE FLEET LEASING

SUPPLEMENT TO MASTER LEASE AGREEMENT

OPEN END LEASE (TRAC)

Master Lease Agreement # [redacted]

Lease Unit # [redacted]

THIS IS A SUPPLEMENT (this "Supplement") to the Master Lease Agreement (Open End Lease-TRAC), dated **3-16-2009**, (the "Lease Agreement") between Marple Fleet Leasing, LLC ("Lessor") and **Augusta Auto Auction, Inc.** ("Lessee"). The capitalized terms used in this Supplement shall have the same meaning as in the Lease Agreement, unless otherwise defined herein. Subject to the terms and conditions of the Lease Agreement, which are incorporated herein by reference, Lessor and Lessee agree as follows:

1. Leased Vehicles. The Leased Vehicle described in the Vehicle Description Section below have been delivered to and accepted by Lessee in good condition with odometer mileage shown below in the Vehicle Description Section. The terms and conditions of this Supplement shall apply solely to the Lease Vehicle described herein. Lessee hereby certifies, under penalty of perjury, that Lessee intends that more than fifty percent (50%) of the use of the Leased Vehicle is to be used in a trade or business of Lessee. Lessee is hereby advised that Lessee will not be treated as the owner of the Leased Vehicle for Federal Income Tax purposes.
2. Lease Terms and Charges. Commencing on the Commencement Date indicated below, Lessee will pay Lessor the Total Monthly Lease Charge on the Payment Due Date of each month of the term specified below. Interim Monthly Lease Charges will be assessed for the period between the Delivery Date and the Commencement Date, and will be shown on the initial billing statement.

Vehicle Description:

Year: **2008** Make: **Suzuki** Model: **XL7 Premium 3 Row FWD** Body Type: **Wagon** Color: **Cranberry**
Engine: **3.6L V6 Gasoline** GVWR: **N/A**
VIN: **2S3DB217986**[redacted] Odometer Reading at Delivery: **10** miles
Equipment: Automatic Transmission; Power Steering; Power Brakes; F&R Air Conditioning; AM-FM Stereo w/CD Player; 17" Aluminum Wheels; Power Mirrors; Power Windows; Power Locks; Cruise Control; and All Standard Equipment

THIS IS ACACIA COMPANY CAR #1

Lease Term and Charges: [redacted]

Lease Term: **42** Months; Payment Method: Monthly; Payment Timing: Advance; Delivery Date: **4-23-2009**

Commencement Date: **5-1-2009**; Payment Due Date: 1st Day of the Month; Security Deposit: $ **N/A**

Base Monthly Lease Charge: **$ 355.00**, plus **N/A (SC)** Tax = **$ 355.00** Total Monthly Lease Charge

Mileage Allowed for Term: **N/A** Excess Miles Charged at: **N/A**

Capitalized Cost: **$ 14627.00** Cap. Cost Reduction: **N/A** Adjusted Cap. Cost: **$ 14627.00**

Monthly Depreciation: **$ 278.62** Assumed Residual Value: **$ 2925.00**

Garaging Location: **North Augusta, SC** Property Tax Location: N/A

Lessor and Lessee have executed this Supplement as of **April 23, 2009.**

Lessor:
Marple Fleet Leasing, LLC

By: [redacted]

Title: [redacted]

Date: **4-23-2009**

Lessee: Augusta Auto Auction, Inc.

By: Steven L. Sample CEO

Title: CEO

Date: **4-23-2009**

MARPLE FLEET LEASING
SUPPLEMENT TO MASTER LEASE AGREEMENT
OPEN END LEASE (TRAC)
Master Lease Agreement # █████
Lease Unit # ███

THIS IS A SUPPLEMENT (this "Supplement") to the Master Lease Agreement (Open End Lease-TRAC), dated 3-16-2009, (the "Lease Agreement") between Marple Fleet Leasing, LLC ("Lessor") and **Augusta Auto Auction, Inc.** ("Lessee"). The capitalized terms used in this Supplement shall have the same meaning as in the Lease Agreement, unless otherwise defined herein. Subject to the terms and conditions of the Lease Agreement, which are incorporated herein by reference, Lessor and Lessee agree as follows:

1. <u>Leased Vehicles.</u> The Leased Vehicle described in the Vehicle Description Section below have been delivered to and accepted by Lessee in good condition with odometer mileage shown below in the Vehicle Description Section. The terms and conditions of this Supplement shall apply solely to the Lease Vehicle described herein. Lessee hereby certifies, under penalty of perjury, that Lessee intends that more than fifty percent (50%) of the use of the Leased Vehicle is to be used in a trade or business of Lessee. Lessee is hereby advised that Lessee will not be treated as the owner of the Leased Vehicle for Federal Income Tax purposes.

2. <u>Lease Terms and Charges.</u> Commencing on the Commencement Date indicated below, Lessee will pay Lessor the Total Monthly Lease Charge on the Payment Due Date of each month of the term specified below. Interim Monthly Lease Charges will be assessed for the period between the Delivery Date and the Commencement Date, and will be shown on the initial billing statement.

Vehicle Description:

Year: **2008** Make: **Suzuki** Model: **XL7 Premium 3 Row FWD** Body Type: **Wagon** Color: **Gold**
Engine: **3.6L V6 Gasoline** GVWR: **N/A**
VIN: **2S3DB217086**██████ Odometer Reading at Delivery: **10** miles
Equipment: Automatic Transmission; Power Steering; Power Brakes; F&R Air Conditioning; AM-FM Stereo w/CD Player; 17" Aluminum Wheels; Power Mirrors; Power Windows; Power Locks; Cruise Control; and All Standard Equipment

This is Acacia Company Car #2

Lease Term and Charges:

Lease Term: **42** Months; Payment Method: **Monthly**; Payment Timing: <u>Advance</u>; Delivery Date: **4-23-2009**

Commencement Date: **5-1-2009**; Payment Due Date: 1st Day of the Month; Security Deposit: $ **N/A**

Base Monthly Lease Charge: $ **355.00**, plus **N/A** (SC) Tax = $ **355.00** Total Monthly Lease Charge

Mileage Allowed for Term: **N/A** Excess Miles Charged at: **N/A**

Capitalized Cost: $ **14627.00** Cap. Cost Reduction: **N/A** Adjusted Cap. Cost: $ **14627.00**

Monthly Depreciation: $ **278.62** Assumed Residual Value: $ **2925.00**

Garaging Location: **North Augusta, SC** Property Tax Location: N/A

Lessor and Lessee have executed this Supplement as of **April 23, 2009.**

Lessor:
Marple Fleet Leasing, LLC

By: ████████████████

Title: ████████████

Date: **4-23-2009**

Lessee: Augusta Auto Auction, Inc.

By: _Steven L. Temple_ CEO

Title: CEO

Date: **4-23-2009**

MARPLE FLEET LEASING
SUPPLEMENT TO MASTER LEASE AGREEMENT
OPEN END LEASE (TRAC)

Master Lease Agreement # [redacted]
Lease Unit # [redacted]

THIS IS A SUPPLEMENT (this "Supplement") to the Master Lease Agreement (Open End Lease-TRAC), dated **3-16-2009**, (the "Lease Agreement") between Marple Fleet Leasing, LLC ("Lessor") and **Augusta Auto Auction, Inc.** ("Lessee"). The capitalized terms used in this Supplement shall have the same meaning as in the Lease Agreement, unless otherwise defined herein. Subject to the terms and conditions of the Lease Agreement, which are incorporated herein by reference, Lessor and Lessee agree as follows:

1. Leased Vehicles. The Leased Vehicle described in the Vehicle Description Section below have been delivered to and accepted by Lessee in good condition with odometer mileage shown below in the Vehicle Description Section. The terms and conditions of this Supplement shall apply solely to the Lease Vehicle described herein. Lessee hereby certifies, under penalty of perjury, that Lessee intends that more than fifty percent (50%) of the use of the Leased Vehicle is to be used in a trade or business of Lessee. Lessee is hereby advised that Lessee will not be treated as the owner of the Leased Vehicle for Federal Income Tax purposes.
2. Lease Terms and Charges. Commencing on the Commencement Date indicated below, Lessee will pay Lessor the Total Monthly Lease Charge on the Payment Due Date of each month of the term specified below. Interim Monthly Lease Charges will be assessed for the period between the Delivery Date and the Commencement Date, and will be shown on the initial billing statement.

Vehicle Description:

Year: **2008** Make: **Suzuki** Model: **XL7 Premium 3 Row FWD** Body Type: **Wagon** Color: **Gold**
Engine: **3.6L V6 Gasoline** GVWR: **N/A**
VIN: **2S3DB217286**[redacted] Odometer Reading at Delivery: **10** miles
Equipment: Automatic Transmission; Power Steering; Power Brakes; F&R Air Conditioning; AM-FM Stereo w/CD Player; 17" Aluminum Wheels; Power Mirrors; Power Windows; Power Locks; Cruise Control; and All Standard Equipment

THIS UNIT WAS SOLD NOV. 2010

Lease Term and Charges:

Lease Term: **42** Months; Payment Method: Monthly; Payment Timing: Advance: Delivery Date: **4-23-2009**

Commencement Date: **5-1-2009**; Payment Due Date: 1st Day of the Month; Security Deposit: $ **N/A**

Base Monthly Lease Charge: **$ 355.00**, plus **N/A (SC)** Tax = **$ 355.00** Total Monthly Lease Charge

Mileage Allowed for Term: **N/A** Excess Miles Charged at: **N/A**

Capitalized Cost: **$ 14627.00** Cap. Cost Reduction: **N/A** Adjusted Cap. Cost: **$ 14627.00**

Monthly Depreciation: **$ 278.62** Assumed Residual Value: **$ 2925.00**

Garaging Location: **North Augusta, SC** Property Tax Location: N/A

Lessor and Lessee have executed this Supplement as of **April 23, 2009.**

Lessor:
Marple Fleet Leasing, LLC

By: [redacted]

Title: [redacted]

Date: **4-23-2009**

Lessee: Augusta Auto Auction, Inc.

By: Steven L. Sample, CEO

Title: CEO

Date: **4-23-2009**

VAR Resources lease dated 8-27-2010 pertaining to IT and related equipment to be retained by Seller

Master Lease Agreement



THIS IS A NON-CANCELABLE, LEGALLY BINDING CONTRACT

VAR resources

Master Lease Number:

Lessee (Leasing Customer) – *Use exact registered name if a corp., LLC or LP*			**Lessee's Chief Executive Office – Street**			**City**
Augusta Auto Auction Inc			1200 E Buena Vista Ave			North Augusta
Tax ID #	[redacted]		**State** SC	**County** Aiken	**Zip Code** 29841	**Lessee's Telephone** (803)279-3234

In this Master Lease Agreement ("Master Agreement"), the words "You" and "Your" mean the Lessee named above. "We," "Us" and "Our" mean VAR Resources, Inc. "**Schedule**" means the form of lease schedule attached hereto as Exhibit A. "**Supplier**" means the equipment supplier supplying the Equipment (defined below) leased under a Schedule. ***This Master Agreement, together with each Schedule entered into pursuant hereto and the related and supporting documents entered into directly with Us in connection with the transaction represented in a Schedule ("Other Documents"), represent the final and only agreement between You and Us regarding the leasing of the Equipment identified in such Schedule and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between You and Us. Neither this Master Agreement nor any Schedule may be changed except by a written agreement between You and Us. Other agreements not stated in this Master Agreement, Schedules and Other Documents (including those contained in any purchase agreement or order between You and the Supplier) are not binding on Us.***

1. *LEASE OF EQUIPMENT.* Each Schedule executed by You represents your agreement to lease from Us the equipment listed therein (together with all existing and future accessories, embedded software programs, attachments, replacements, additions and repairs) (the "**Equipment**"), upon the terms stated in such Schedule and this Master Agreement. Each Schedule shall be substantially in the form of **Exhibit A** and shall be deemed to be a separate lease transaction (a "**Lease**") between You and Us. In the event of any conflict between the provisions of this Master Agreement and the provisions of any Schedule, the provisions of the Schedule shall control. You promise to pay to Us the Lease Payments shown on each Schedule in accordance with the payment schedule set forth therein, plus all other amounts stated herein and therein. Each Schedule is binding on You as of the date You sign it. After You sign a Schedule, We may (i) insert the Lease number thereon and any other information missing in such Schedule, and (ii) change the Lease Payment amount by not more than 15% due to a change in the Equipment configuration, cost or tax amount, or a payment miscalculation. No Schedule is binding on Us until We sign it. If You are other than a sole proprietorship, Your signature on this Master Agreement and on each Schedule constitutes Your representation that the execution and delivery by You of this Master Agreement, the Schedule and the Other Documents, and the performance of Your obligations hereunder and thereunder, have been authorized by all necessary company action, and that the person(s) signing this Master Agreement, the Schedule and the Other Documents has been duly authorized to do so.

2. *UNCONDITIONAL OBLIGATION TO PERFORM.* **With respect to each Schedule, You agree that: (a) You, not We, selected the Equipment and the Supplier, (b) We are a separate company from the Supplier, manufacturer and any other vendor (collectively, "Vendors"), the Vendors are NOT Our agents, and no statement, representation or warranty by any Vendor is binding on Us, (c) Your duty to perform Your obligations under the Master Agreement and the Schedule is unconditional despite any equipment failure, the existence of any law restricting the use of the Equipment, or any other adverse condition whatsoever, (d) if You are a party to any maintenance, service, supplies or other contract with any Vendor, We are NOT a party thereto, such contract is NOT part of any Lease (even though We may, as a convenience to You and a Vendor, bill and collect monies owed by You to such Vendor), and no breach by any Vendor will excuse You from fully performing Your payment and other obligations to Us, and (e) if the Equipment is unsatisfactory or if any Vendor fails to provide any service or maintenance or fulfill any other obligation to You, You shall not make any claim against Us and shall continue to perform your payment and other obligations to Us.**

3. *ORIGINAL TERM; END OF TERM OPTIONS; RENEWAL PROVISIONS.* The original term of each Lease represented by a Schedule will begin on a date designated by Us after We accept and sign the Schedule (the "**Commencement Date**") and will continue for the number of months shown in the Schedule ("**Original Term**"). As used herein, "**Present Term**" means the term presently in effect, whether it is the Original Term or a Renewal Term (as defined below). **Unless You notify Us in writing at least 90 days but not more than 120 days before the end of a Present Term that, at the end of such Present Term, You intend to (i) return the Equipment, or (ii) exercise the purchase option, if any, specified in the Schedule, then: (a) the Schedule will automatically renew for an additional three-month Term** (each, a "**Renewal Term**"), and (b) the Lease Payment amount and the other terms of the Schedule and of this Master Agreement and Other Documents will continue to apply. If You do notify Us in writing within the time set forth above that You intend to return the Equipment or purchase the Equipment at the end of such Present Term, then, immediately upon the expiration of such Term, You shall return the Equipment subject to the Schedule pursuant to Section 13 of this Master Agreement or purchase the Equipment pursuant to Section 10 of the Schedule, as applicable.

4. *LEASE PAYMENTS.* With respect to each Schedule, Customer agrees to pay a prorated Lease Payment for the period between the Equipment installation date (i.e. the date of the related delivery and acceptance certificate) and the Commencement Date. This prorated or partial payment will be based on the Lease Payment shown on the related Schedule prorated on a 30-day calendar month and will be added to the Customer's first invoice. With respect to each Schedule, Lease Payments plus applicable taxes and other charges provided for herein are payable in advance periodically as stated herein and therein. Restrictive endorsements on checks will not be binding on Us. All payments received will be applied to past due amounts and then to the current amount due, in such order as We determine. We may add finance charges to any amount We advance on Your behalf, including, without limitation, taxes and insurance premiums, if any. Any security deposit or estimated future Governmental Charge (as defined in Section 10 below) that You pay is non-interest bearing, may be commingled with Our funds, may be applied by Us at any time to past-due amounts, and the unused portion will be returned to You within 90 days after the end of the final Present Term of the applicable Schedule. **If We do not receive a payment in full on or before its due date, You shall pay (i) a fee equal to the greater of 10% of the amount that is late or $29.00, plus (ii) interest on the part of the payment that is late in the amount of 1.5% per month ("Time-Value Interest") from the due date to the date paid.** If any check is dishonored, You shall pay Us a fee of $20.00.

5. *DELIVERY, LOCATION, OWNERSHIP, USE, MAINTENANCE OF EQUIPMENT.* We are not responsible for delivery or installation of the Equipment relating to any Schedule. You are responsible for Equipment maintenance. You shall not remove the Equipment from the Equipment Location designated in the applicable Schedule unless You first get Our permission. You shall give Us access to each Equipment Location so that We may inspect the Equipment, and You agree to pay Our costs in connection therewith, whether performed prior to or after the Commencement Date of the applicable Schedule. **We will own and have title to all Equipment (excluding any software) throughout the Term of each Schedule.** You agree that all Equipment is and shall remain personal property. You shall not permit it to become (i) attached to real property or (ii) subject to liens or encumbrances of any kind whatsoever. **You represent that all Equipment will be used solely for commercial purposes and not for personal, family or household purposes.** You shall use all Equipment in accordance with all laws, operation manuals, service contracts (if any) and insurance requirements, and shall not make any permanent alterations. At Your own cost, You shall keep the Equipment in good working order and warrantable condition, ordinary wear and tear excepted ("**Good Condition**").

6. *NO WARRANTIES; FINANCE LEASE.* WITH RESPECT TO EACH SCHEDULE, WE ARE LEASING THE EQUIPMENT TO YOU "AS IS". WE HAVE NOT MADE AND HEREBY DISCLAIM ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, ARISING BY APPLICABLE LAW OR OTHERWISE, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. You agree that the transaction represented by each Schedule is a "finance lease" as defined in Article 2A of the Uniform Commercial Code ("**UCC**"). To the extent permitted by law, **You hereby waive any and all rights and remedies conferred upon You under UCC Sections 2A-303 and 2A-508 through 522**. If it is determined that the transaction represented by any Schedule is other than a "lease" as defined in Article 2A, then You hereby grant to Us a security interest in the Equipment and all proceeds thereof. You authorize Us to record (and amend, if appropriate) a UCC financing statement to protect Our interests. With respect to any one or more Schedules, You may be entitled under Article 2A to the promises and warranties (if any) provided to Us by the Vendor(s) in connection with or as part of the contract(s), if any, by which We acquire the Equipment. You may contact the Vendor(s) for an accurate and complete statement of those promises and warranties (if any), including any disclaimers and limitations of them or of remedies. We hereby transfer to You, **without recourse to Us**, all automatically transferable promises and warranties, if any, made to Us by the Vendor(s).

NO SCHEDULE MAY BE TERMINATED EARLY. ***THE TERMS OF THIS MASTER LEASE ARE CONTINUED ON THE REVERSE OR NEXT PAGE →***

Accepted by **VAR Resources, Inc.** at:	**Lessee:** Augusta Auto Auction Inc
[redacted]	By: **X** Steven L. Sample 7/31/09 (Date)
_______________ / ___________ (Date)	Print Name: STEVEN L. SAMPLE Title: CEO

7. LIABILITY; INDEMNIFICATION. We are not liable for any claims, actions, damages (whether direct, indirect, incidental or consequential), liabilities, losses or costs made against or incurred by You relating to the delivery, installation, possession, use, return, loss of use, defect or malfunction of any Equipment (collectively, "Equipment Matters") with respect to any Schedule. You shall indemnify and defend Us against, and hold Us harmless for, any and all claims, actions, damages, liabilities, losses, and costs (including reasonable attorneys' fees) made against or incurred by Us relating to Equipment Matters.

8. LOSS; DAMAGE; INSURANCE. You shall, during the Term, (i) bear the risk of loss and damage to all Equipment leased under all Schedules and shall continue performing all Your obligations to Us even if it becomes damaged or suffers a loss, (ii) keep all Equipment insured against all risks of damage and loss ("Property Insurance") in an amount equal to its replacement cost, with Us named as sole "loss payee," and (iii) carry public liability insurance covering bodily injury and property damage ("Liability Insurance") in an amount acceptable to Us, with Us named as "additional insured." You have the choice of satisfying these insurance requirements by providing Us with satisfactory evidence of Property and Liability Insurance ("Insurance Proof"), within 30 days of the Commencement Date of each Lease. Such Insurance Proof must provide for at least 30 days prior written notice to Us before it may be cancelled or terminated and must contain other terms satisfactory to Us. **If You do not provide Us with Insurance Proof within 30 days of the Commencement Date of a Schedule, or if such Insurance terminates for any reason, then (a) You agree that We have the right, but not the obligation, to obtain such Insurance in such forms and amounts from an insurer of Our choosing in order to protect Our interests ("Other Insurance"), and (b) You agree that We may charge You a periodic Insurance Charge for such Other Insurance.** The Insurance Charge will include reimbursement for premiums advanced by Us to purchase Other Insurance, a finance charge of up to 18% per annum (or the maximum rate allowed by law, if less) on any advances We make for premiums, billing and tracking fees, charges for Our processing costs associated with the Other Insurance, and other related fees. We and/or one or more of Our affiliated companies or agents will receive a portion of the Insurance Charge, which may include a profit. We are not obligated to obtain and may cancel Other Insurance at any time without notice to You. Any Other Insurance need not name You as an insured or protect Your interests. The Insurance Charge may be higher than if You obtained Property and Liability Insurance on Your own.

9. ASSIGNMENT. YOU SHALL NOT SELL, TRANSFER, ASSIGN, PLEDGE OR OTHERWISE ENCUMBER (collectively, "Transfer") THIS MASTER AGREEMENT OR ANY SCHEDULE, OR TRANSFER OR SUBLEASE ANY EQUIPMENT, IN WHOLE OR IN PART. We may, without notice to You, Transfer Our interests in this Master Agreement, any one or more Schedules and/or any or all Equipment leased thereunder, in whole or in part, to a third party (a "New Owner"), in which case the New Owner will, to the extent of such Transfer, have all of Our rights and benefits but will not have to perform any of Our obligations (if any). You agree not to assert against the New Owner any claim, defense or offset You may have against Us or any predecessor in interest.

10. TAXES AND OTHER FEES. You are responsible for all taxes (including, without limitation, sales, use and personal property taxes, and excluding only taxes based on Our income), levies, assessments and license and registration fees and other governmental charges relating to each Lease and the ownership, leasing, sale, possession or use of the Equipment leased under each Schedule (collectively, "Governmental Charges"). We may periodically bill you for, and You agree to promptly pay, estimated future Governmental Charges. You authorize Us to pay any Governmental Charges when and as they may become due, and You agree to reimburse Us promptly upon demand for the full amount (less any estimated amounts previously paid by You). You hereby appoint Us as Your attorney-in-fact to sign Your name to any document for the purpose of filing tax returns. You agree to pay Us a fee for preparing and filing personal property tax returns. With respect to each Schedule, You also agree to pay Us upon demand (i) for all costs of filing, amending and releasing UCC financing statements and a fee for each filing and (ii) a processing fee of $75.00 for each Lease to cover Our investigation, documentation and other administrative costs in originating the Lease. **You agree that the fees set forth in this Master Agreement and in the Schedules may include a profit component.**

11. SAVINGS CLAUSE. If it is determined that any amount charged or collected with respect to a Lease is greater than the amount allowed by law, including, without limitation, any amount that is determined to exceed applicable usury limits (an "Excess Amount"), then (i) any Excess Amount charged but not yet paid will be waived by Us and (ii) any Excess Amount collected will be applied to any amount then due and owing by You with respect to such Lease, adjusted to conform with applicable law, or, if there is no such amount then due and owing by You, will be refunded to You.

12. DEFAULT. You will be in default under a Schedule if, with respect to such Schedule, this Master Agreement or any other Schedule or agreement between You and Us, You fail to pay any amount within 15 days of the due date or fail to

perform or observe any other obligation. If You are in default, We may do any one or more of the following, at Our option, concurrently or separately: (A) cancel the Lease represented by such Schedule and any one or more Lease(s) represented by any other Schedules, (B) require You to return the Equipment leased under any one or more Schedule(s) pursuant to Section 13 of this Master Agreement, (C) take possession of and/or render unusable the Equipment leased under such Schedule(s), and for such purposes You hereby authorize Us and Our designees to enter Your premises, with or without prior notice or other process of law, (D) with respect to any one or more Schedules, require You to pay to Us, on demand, an amount equal to the sum of (i) all Lease Payments and other amounts then due and past due, (ii) all Lease Payments for the then-remaining Present Term(s) of such Schedules plus Our residual interest in the Equipment as indicated by Our records, discounted at a rate of 6% per annum (or the lowest rate permitted by law, whichever is higher), (iii) interest at the rate of Time-Value Interest on the amounts specified in clauses "i" and "ii" above from the date of demand to the date paid, and (iv) all other amounts that may thereafter become due hereunder to the extent that We will be obligated to collect and pay such amounts to a third party (such amounts specified in sub-clauses "i" through "iv" referred to below as the "Balance Due"), and/or (E) exercise any other remedy available to Us under law. You also agree to reimburse Us on demand for all reasonable expenses of collection and enforcement (including, without limitation, reasonable attorneys' fees and other legal costs) and reasonable expenses of repossessing, holding, preparing for disposition, and disposition ("Remarketing") of the Equipment, plus Time-Value Interest on the foregoing amounts from the date of demand to the date paid. In the event We are successful in Remarketing the Equipment with respect to any Schedule, We shall give You a credit against the Balance Due under such Schedule in an amount equal to the present value of the proceeds received and to be received from Remarketing minus the above-mentioned costs (the "Net Proceeds"). If the Net Proceeds are greater than the Balance Due, We shall pay You such surplus. If the Net Proceeds are less than the Balance Due, You shall be liable for such deficiency. Any delay or failure to enforce Our rights under the Lease shall not constitute a waiver thereof.

13. RETURN OF EQUIPMENT. If You are required to return the Equipment under any Schedule, You shall, at Your expense, send the Equipment to any location(s) that We may designate. The Equipment must be properly packed for shipment, freight prepaid and fully insured, and must be received in Good Condition (as defined in Section 5 of this Master Agreement). If You are required to return the Equipment under Section 12 of this Master Agreement, You shall do so promptly upon demand. If You are required to return the Equipment under Section 3 of this Master Agreement, then (i) it must be received by Us in Good Condition within 15 days after the expiration of the then Present Term, (ii) if it is not received within 15 days of the date of demand, You agree to continue paying Lease Payments and all other amounts due hereunder until it is received and accepted by Us in Good Condition, and (iii) You agree to pay a handling and restocking fee of $250.00 promptly upon demand. If You are required to return the Equipment under any provision of this Master Agreement and it is not in Good Condition when it is received by Us, You agree to pay Our reasonable costs that We incur in connection with repairing or restoring the Equipment to Good Condition (as defined in Section 5 of this Master Agreement).

14. APPLICABLE LAW; VENUE; JURISDICTION. The parties agree that this Master Agreement, each Schedule and Other Document shall be treated as though executed and performed in Dallas County, Texas, and any legal actions relating to this Agreement, any Schedule or any Other Document must be instituted in the courts of Dallas County, Texas or the United States District Court for the Northern District of Texas, which shall have exclusive jurisdiction. You and We hereby waive Your and Our respective rights to a trial by jury in any legal action. Each provision of this Master Agreement and of each Schedule shall be interpreted to the maximum extent possible so as to be enforceable under applicable law. If any provision is construed to be unenforceable, such provision shall be ineffective only to the extent of such unenforceability without invalidating the remainder of the Lease.

15. MISCELLANEOUS. You represent and covenant to Us that this Master Agreement is, and each Schedule will be, enforceable against You in accordance with its terms, and You acknowledge that this representation and covenant was a material inducement to Us to acquire the Equipment to be leased under each Schedule and to enter into this Master Agreement and each Schedule. This Master Agreement and any one or more Schedules may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute the same document. You acknowledge that You have received a copy of this Master Agreement, and You agree that a facsimile or other copy of this Master Agreement and of any Schedule and Other Document containing Your faxed or copied signature shall be as enforceable as the original executed document.



Lessee's Initials

Exhibit A

Equipment Lease Schedule No. 1

VAR resources

This Equipment Lease Schedule (this "Schedule") is made and entered into as of the **27th** day of **Aug 2010** by and between VAR Resources, Inc. (hereinafter "We," "Us" or "Our") and Augusta Auto Auction Inc (hereinafter "You" or "Your"). This Schedule is entered into subject to that certain Master Lease Agreement No. _____ (the "Master Agreement") between You and Us. All of the terms and conditions set forth in the Master Agreement are hereby reaffirmed and incorporated in and made part of this Schedule, as if fully set forth herein. The Master Agreement, together with this Schedule and the related and supporting documents entered into in connection with this Schedule, represent the final and only agreement between You and Us regarding the leasing of the Equipment identified below and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between You and Us relating to the leasing of the Equipment. This Schedule may not be changed except by way of a written agreement between You and Us. Other agreements (including, without limitation, those contained in any purchase agreement or order between You and the Supplier of Equipment) not stated in the Master Agreement or in the Schedule or other supporting documents are not binding on Us. This Schedule, inclusive of the terms and conditions set forth in the Master Agreement, constitutes a separate lease between You and Us. Any amendment to the Master Agreement subsequent to the date of this Schedule shall be ineffective as to this Schedule unless otherwise expressly stated in such amendment. This Schedule may not be modified except in a writing signed by You and Us.

1. We hereby agree to lease to You, and You hereby agree to lease from Us, the following-described Equipment upon the terms and conditions set forth in this Schedule and in the Master Agreement:

Description of Equipment – INCLUDE MAKE, MODEL AND SERIAL NUMBERS *(ATTACH ADDITIONAL PAGE IF NECESSARY)*

    See attached Schedule A

2. Equipment Supplier: <u>VAR Resources, Inc.</u>

3. Equipment Location Address: ███████████████████

4. Original Term: <u>36</u> months

5. Commencement Date of this Lease: _____

6. Lease Payment Amount: $<u>841.01</u>___ per: ☒ Month   ☐ Quarter
        ☐ Year   ☐ Other:

7. Check here ☐ if Lease Payment amount includes sales/use tax.

8. $<u>1,682.02</u> Lease Payment(s) is(are) due at the time this Schedule is signed, which shall be applied to the:

    ☐ First Lease Payment   ☒ First and Last Lease Payments   ☐ Other _____

9. Security Deposit: $_____

10. Purchase Option at end of Original Term: ☐ None   ☐ Fair Market Value as of end of Original Term
        ☒ One Dollar ($1.00)   ☐ Other:

    The above equipment purchase options may be exercised by You <u>only</u> at the end of the Original Term. If you are in default under the Master Agreement or this Schedule at the time you desire to exercise a purchase option, You must cure such default to Our satisfaction before having the right to exercise such option. If the "One Dollar" purchase option is checked above, then the last two sentences of Section 3 of the Master Agreement shall not apply to this Lease (in other words, the "automatic renewal" provisions in Section 3 shall <u>not</u> apply to this Lease). If the "Fair Market Value" option is checked above, then the purchase price will be the fair market retail value of the Equipment, as determined by Us in our sole but reasonable judgment, as of the end of the Original Term.

11. This Schedule is not binding upon Us unless and until We accept this Schedule by signing below. A facsimile copy of this Schedule shall have the same force and effect as the original. This Schedule is non-cancelable and may not be terminated early.

VAR Resources, Inc.	You: Augusta Auto Auction Inc
By: X _____	By. X _~Steven L. Sample, CEO~_
Date: _____	Name (Print): STEVEN L. SAMPLE
Accepted and signed in ██████	Title: CEO
	Date Signed: 8-27-2010

Please Attach A Legible Copy of Your Driver's License To This Page:



Thank you

VAR Resources, Inc.



DATE: 08/26/10

Submission #███████

Augusta Auto Auction Inc

AMOUNT DUE AT SIGNING OF LEASE AGREEMENT

Documentation Fee (if applicable) $0.00
Deposit Due.. $1,682.02
Total Due $1,682.02

Deposits are held until such time as the lease is commenced. Upon lease commencement deposits will be applied to the first and last payments under the lease contract. The lease will commence upon sending of the first invoice and not before.

PLEASE MAKE CHECK PAYABLE TO: <u>VAR Resources, Inc.</u>

CHECK MUST BE DRAWN ON THE BUSINESS CHECKING ACCOUNT OF:
Augusta Auto Auction Inc .

MONEY ORDERS CANNOT BE ACCEPTED. PLEASE BE ADVISED THAT INCLUDED IN THE FIRST MONTHLY INVOICE THAT YOU RECEIVE ON YOUR LEASE YOU WILL BE BILLED FOR THE APPLICABLE TAXES THAT WERE NOT COLLECTED UPFRONT. AS WELL, YOU MAY BE CHARGED A ONE TIME DOCUMENTATION FEE TO COVER ADMINISTRATIVE COSTS RELATED TO THE DOCUMENTATION PROCESS AND PUBLIC FILINGS PER THE TERMS IN YOUR LEASE DOCUMENTS AND YOU WILL ALSO BE CHARGED A ONE TIME UCC FILING FEE.

THANK YOU.

ACACIA AUGUSTA VEHICLE AUCTION, INC.
DBA AUGUSTA AUTO AUCTION
GENERAL OPERATING ACCOUNT
1200 EAST BUENA VISTA DRIVE
NORTH AUGUSTA, SC 29841

WACHOVIA BANK N.A. OCALA
2001 SOUTHWEST 17TH STREET
OCALA, FL 34474
[redacted]

6798

8/26/2010

PAY TO THE ORDER OF VAR Resources, Inc. $**1,682.02

One Thousand Six Hundred Eighty-Two and 02/100** DOLLARS

VAR Resources, Inc.
[redacted]

MEMO Lease 1st & Last Payment

Steven L. Sample
AUTHORIZED SIGNATURE

[redacted]

ACACIA AUGUSTA VEHICLE AUCTION, INC. DBA AUGUSTA AUTO AUCTION 6798

VAR Resources, Inc 8/26/2010

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
8/26/2010	Bill		1,682.02	1,682.02		1,682.02
				Check Amount		1,682.02

Wachovia - Operating Lease 1st & Last Payment 1,682.02

ACACIA AUGUSTA VEHICLE AUCTION, INC. DBA AUGUSTA AUTO AUCTION 6798

VAR Resources, Inc. 8/26/2010

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
8/26/2010	Bill		1,682.02	1,682.02		1,682.02
				Check Amount		1,682.02

CHECK SENT VIA UPS TO VAR RESOURCES
8/27/2010 ON TRACKING #
[redacted]

SLSample, CEO

Wachovia - Operating Lease 1st & Last Payment 1,682.02

13272

Addendum to Purchase Order and Conditions of Credit Approval

To: Augusta Auto Auction Inc

From: VAR Resources, Inc.

Approval Date: 08/26/10   Expiration Date: 10/15/10

Approval Amount: $25,111.56

Augusta Auto Auction Inc ("Customer") understands and agrees that VAR Resources, Inc. ("Lessor") will issue a Purchase Order(s) to the vendor(s) listed below for the product described in the lease or any schedule(s) attached to the lease (the "Product") pursuant to Customer's specific request. If for any reason within 10 days from the date of delivery by Vendor(s) of the product covered by the Purchase Order (the "Product") Customer: (i) fails to execute any required lease documents; (ii) does not provide Lessor with (a) written notice of acceptance of the delivered Product, (b) notice that it has returned some or all of the delivered Product only after Vendor(s) has provided written approval in advance of the return or (c) instructions to pay Vendor(s) for the Product; (iii) for any reason decides not to proceed with the lease; or (iv) for any reason defaults on the lease, then the Product shall be deemed accepted by Customer and Vendor(s) shall have recourse directly from Customer for immediate payment in full with respect to the Product, including, without limitation attorneys' fees and costs of collection, and customer indemnifies and holds Lessor harmless against all payment claims from the following vendor(s) █████████

CDW is an intended third party beneficiary of, and authorized to enforce, this Addendum.

Conditions of Credit Approval:

Funding is contingent upon our receipt of original executed lease contracts, executed delivery and acceptance form, verbal verification and any other documents required by VAR Resources. VAR Resources may revoke this approval at any time prior to funding or in the event of fraud or a material adverse change in the customer's financial condition. This approval will automatically expire eighty (80) days from the approval date. In the event of approval expiration or revocation, Augusta Auto Auction Inc is responsible for paying all invoices for assets ordered from any vendor related to this lease/financing approval.

VAR Resources, Inc. will be issuing the purchase order to the vendors listed above for the items listed on the Schedule "A" of your lease agreement.

By signing this form, I agree that I have not issued, nor will issue a purchase order to the vendors listed above for the equipment and/or software listed on the Schedule "A" of my lease contract.

In the event that you or the any vendor(s) representative changes the ship to address to any address other than ███████████████████████████████ you agree to pay cash to vendor(s) directly and the lease is considered void.

Agreed to and accepted this 27Th day of Aug, 20 10

Customer: Augusta Auto Auction Inc

By _Steven L. Sample, CEO_

Print Name: STEVEN L. SAMPLE

Title: CEO

ADDENDUM TO LEASE

The Lessee understands that the Equipment being leased includes software which is supplied by _____ ("the Supplier"). The Lessor intends to assign the lease for financing purposes. Assignee will not be responsible for the satisfactory operation or support of the software, and the Lessee must continue to make payments to the Lessor or its Assigns regardless of any claims the lessee may have against the Supplier regarding the software.

Dated: 8/27/2010

Lessee: Augusta Auto Auction Inc

By: Steven L. Temple, CEO

Title: CEO

IMPORTANT: YOUR ADVANCE PAYMENT CHECK WILL BE USED FOR VERIFICATION OF YOUR CHECKING ACCOUNT. IF NO ADVANCE PAYMENT IS REQUIRED, INCLUDE A VOIDED CHECK FOR VERIFICATION OF YOUR CHECKING ACCOUNT NUMBER. PLEASE FAX A COPY OF THE DOCUMENTS AND VOIDED CHECK (IF NECCESARY) TO: ███████ THEN RETURN THE ORIGINAL SIGNED DOCUMENTS AND THE ORIGINAL VOIDED CHECK (IF NECCESARY) USING OUR UPS ACCOUNT ███ VIA PRIORITY OVERNIGHT TO VAR Resources, Inc., ████████

With the Automatic Payment Plan, all your payments to us will be deducted from your checking account and paid to VAR Resources on the payment due date as shown on your regular invoice. Your regular invoice will show the amount to be deducted and the due date.

Enrollment is Easy. Simply....
1. Complete the Authorization Form.
2. Return the Authorization Form with your voided check to VAR Resources.

Customer Name: Augusta Auto Auction Inc

hereby authorizes to initiate debit entries to our checking account indicated below at the depository named below, hereinafter called "DEPOSITORY", and authorizes the DEPOSITORY to debit the same to such account for amounts due pursuant to the terms of the Agreement(s) dated between Augusta Auto Auction Inc and VAR Resources

Customer Name: Augusta Auto Auction Inc

Depository Name ██████████████		Branch ████████████
City NORTH AUGUSTA	State SC	Zip 29841
Routing Number ████████	Account Number ████████	

The authorization is to remain in full force and effect until **Augusta Auto Auction Inc** has received written notification from us of its termination in such time and in such manner as to afford **Augusta Auto Auction Inc** and DEPOSITORY a reasonable opportunity to act on it. You agree that a facsimile copy of this agreement bearing signatures may be treated as an original.

Date: 8/27/2010   Customer Name: AUGUSTA AUTO AUCTION, INC.

Customer Account Number: ████████████

By (Authorized signature for Bank Account) *Steven L. Temple*

Title: CEO

[illegible]
Color Multifunction Printer

xerox

Monitor Report

Date & Time : 08/27/2010 04:27 PM

Your Fax Number : 3525024783
Company Name : Acacia_Automotive

The documents were sent.

No.	Job#	Remote Station	Start Time	Dura.	Pages	Mode	Contents	Result
001	0208	19727558210	08/27 04:23PM	4'24"	15/ 15	SG3	Resend	Done

[redacted]

Augusta Auto Auction, Inc.

Fax [redacted]

To: VAR Resources | From: Steve Sample
Fax: [redacted] | Pages: 15
Phone: | Date: 8/27/2010
Re: Lease Docs | CC:

☐ Urgent ☒ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments:

Dear [redacted] — I believe everything you need is attached. Note on copy of check that is has been sent to you via UPS (tracking # shown).

I will put the rest of this in UPS tonight (originals) tracking# [redacted]

Can you please O.k. this to [redacted] so they can ship?

Thanks
Steve Sample

The Fax Transmission Report is printed after every sent Fax. To turn off this report;
1.) At the printer's control panel press "System"
2.) Scroll to "Admin Menu..." and press "OK"
3.) Scroll to "System Setup" and press "OK"
4.) Scroll to "Fax Transmit..." and press "OK"
5.) Select desired "Not Print" and press "OK"

XEROX CORPORATION and Fuji Xerox Co., Ltd. 2008

Augusta Auto Auction, Inc.

Fax

To: VAR RESOURCES		**From:** STEVE SAMPLE	
Fax: ██████		**Pages:** 15	
Phone ██████		**Date:** 8/27/2010	
Re: LEASE DOCS		**CC:**	

☐ Urgent ☒ For Review ☐ Please Comment ☒ Please Reply ☐ Please Recycle

---

● Comments:

DEAR ██████ — I believe everything you need is Attached. NOTE on copy of check THAT is hAS been sent to you VIA UPS (TRAcking # shown).

I will put the rest of this IN UPS tonight (originAls).

CAN you pleAse O.k. This to ██████ so they CAN ship?

ThAnks —

Steve Sample





VAR resources

Please Complete & Return To:
[redacted]

LEASE APPLICATION

Firm Name: Acacia Augusta Vehicle Auction Inc. dba/Augusta Auto Auction, Inc. D&B# [redacted] Federal Tax ID: [redacted]
Telephone: (803) 279-3234 Fax: (803) 279-7191 E-Mail: [redacted]
Address: 1200 E. Buena Vista Ave City: North Augusta State: SC Zip: 29841
Contact: Steve Sample [redacted] Title: CEO
Will this equipment/software be located at a collocation facility, data center or any other address other than the above? Yes ☒ No ☐ If Yes, provide address(s) : [redacted] (Acctg/+ Admin office)

Business Type:
Sole Proprietorship ☐ Limited Partnership ☐ "S" Corp ☐ "C" Corp ☒ LLC ☐
Date Business was Started: 1995 Date Business was Incorporated: 6/29/2007
Line of Business: Automobile Auction

Ownership/Principals/Officers
Name: Steve Sample Title: CEO % of Ownership SSN#
1. Ocala, FL
Home Address:
2. David Bynum VP
Home Address: Sharpsburg, GA

Bank References (Exact Branch):
(List all Banks for last 5 years Acct. Number: Phone: Contact Name:
1. Wachovia Bank [redacted]
2. North Augusta, SC [redacted]
Trade References or Term D[redacted]
Company (Address not necessary) Acct. Number: Phone: Contact Name:
1. [redacted]
2.
3.
Lease Term: ☐ 24 mo ☒ 36 mo ☐ 48 mo ☐ 60 mo ($1.00 Buy-out at EOT)
— See attached list of equip. leases with acct # info and pay-out info —

CREDIT INFORMATION RELEASE AUTHORIZATION

By submitting this Application, (i) you consent to and authorize VAR Resources, Inc. and its agents and assigns (together, "VAR") to obtain commercial and consumer credit reports and make other credit inquiries that it determines necessary, (ii) you represent that each individual listed on this Application as a principal or obligor likewise has authorized VAR to obtain consu[illegible] [illegible]edit reports and make other credit inquiries on them; (iii) you warrant the information on or accompanying this Application is true and complete and you agree to notify VAR Resources of any [illegible] [illegible]e in any such information; (iv) you authorize VAR Resources and any credit bureau or investigative agency to investigate the references, statements and other data on or accompanyin[illegible] [illegible]d you authorize anybody contacted to release credit and financial information requested as part of said investigation; (v) you confirm that this Application is submitted in connectio[illegible] [illegible]usiness and commercial purposes and NOT for personal, family or household purposes. This Application and any lease may be transferred or assigned by VAR Reso[illegible] [illegible]ted on this Application authorize VAR Resources to share this Application and related information with third parties who may consider purchasing, financing, or othe[illegible] [illegible]on or any lease.

The Federal Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants on the basis of race, color [illegible] [illegible]rovided the applicant has the capacity to enter into a binding contract); because all or part of the applicant's income derives from any public assist[illegible] [illegible] exercised any right under the Consumer Credit Protection Act. The federal agency that administers compliance with this law is the Federal [illegible] [illegible]DC 20580. If your application for business credit is denied, you have the right to a written statement of the specific reasons for the denial. To o[illegible] [illegible]tomer Service) at its address stated above within 60 days from the date you are notified of our decision. VAR Resources will send you a written [illegible] [illegible]our request.

Steven L. Sample CEO
Signature
STEVEN L. SAMPLE
Print Name
CEO
Title
August 25, 2010
Date

Signature
Print Name
Title
Date

Faxed (Not-mailed)

IMPORTANT NEW CUSTOMER INFORMATION: To help the government fight the funding of terrorism and money laundering activities, Federal law re[illegible] [illegible]nancial institutions to obtain, verify and record identifying information on new customers. The personal data requested will allow us to identify each person signing this application. We may also ask for copies of driver's licenses or other identifying documents.

Business Lease

Duplicate for Original for Lessee

THIS AGREEMENT, entered into the 15th day of August 2010 between [redacted] hereinafter called the Lessor, party of the first part and **Augusta Auto Auction, Inc.** of the county of Marion and State of Florida hereinafter called the Lessee or tenant, party of the second part:

WITNESSETH, That the said Lessor does this day lease unto said lessee, and said lessee does hereby hire and take as tenant under said lessor ROOM OR SPACE at [redacted] to be used and occupied by the lessee as and for no other purposes or uses whatsoever, for the term o[redacted]ubject and conditioned on the provisions of clause beginning this day [redacted] at and for the agreed monthly rental of [redacted] Plus Florida State and Marion County sales Taxes in Dollars, payable the 1st day of each month hereafter. Rent as of August 15, 2010 will be [redacted]

Security Deposit will be [redacted]
Rent due at signing
Total due at lease signing

All payments to be made to the lessor on the first day of each and every month in advance without demand at the office of Executive Real Estate Solutions, Inc [redacted] or at such other place and to such other person, as the lessor may from time to time designate in writing.

The following express stipulations and conditions are made a part of this lease and are hereby assented to by the lessee.

FIRST: The lessee shall not assign this lease, not sub-let the premises, or any part thereof nor use the same, or any part thereof, to be used for any other purpose that as above stipulated, nor make any alterations therein, and all additions thereto, without the written consent of the lessor, and all additions, fixtures or improvements which may be made by the lessee, except movable office furniture, shall become the property of the lessor and remain upon the premises as a part thereof, and be surrendered with the premises at the termination of this lease.

SECOND: All personal property placed or moved in the premises above described shall be at the risk of the lessee or owner thereof, and lessor shall not be liable for any damage to said personal property, or to the lessee arising from the bursting or leaking of water pipes, of from any act of negligence of any co-tenant or occupants of the building or of any other person whomsoever, except for such loss or damage as may be caused by the negligent or willful act of lessor.

THIRD: The tenant shall promptly execute and comply with all statutes, ordinances, rules orders, regulations and requirements of the Federal, State and City Government and of any and all their Departments and Bureaus applicable to said premises, for the correction, prevention and abatement of nuisances or other grievances, in, upon or connected with said premises during said term; and shall also promptly comply with and execute all rules, orders and regulations of the applicable fire prevention codes for the prevention of fires, at their own cost and expense.

FOURTH: In the event the premises shall be destroyed or so damaged or injured by fire or other casualty during the life of this agreement, whereby the same shall be rendered untenantable, then the lessor shall have the right to render said premises tenantable by repairs within ninety days therefrom. If said premises are not rendered tenantable within said time, it shall be optional with either party hereto to cancel this lease, and in the event of such cancellation the rent shall be paid only to the date of such fire or casualty. The cancellation herein mentioned shall be evidenced in writing.

FIFTH: The prompt payment of the rent for said premises upon the dates named, and the faithful observance of the rules and regulations printed upon this lease, and which are hereby made a part of this covenant, and of such other and further reasonable rules or regulations as may be hereafter made by the lessor, are the conditions upon which the lease is made and accepted and any failure on the part of the lessee to comply with the terms of said lease, or any of said rules and regulations now in existence, or which may be hereafter prescribed by the lessor, shall at the option of the lessor, work a forfeiture of this contact, and all the rights of the lessee hereunder.

SIXTH: If the lessee shall abandon or vacate said premises before the end of the term of this lease, or shall suffer from the rent to be in arrears, the lessor may, at his option, forthwith cancel this lease or he may enter said premises as the agent of the lessee, without being liable in any way therefore, and re-let the premises with or without any furniture that may be therein, as the agent of the lessee, as such price and upon such terms and for such duration of time as the lessor may determine, and receive the rent thereof, applying the same to the payment of the rent due by there presents, and if the full rental herein provided shall not be realized by lessor over and above the expenses to lessor in such re-letting, the said lessee shall pay any deficiency, of it more than the full rental is realized lessor will pay over to said lessee the excess of demand.

SEVENTH: Lessee agrees to pay the cost of collection and 100 percent attorney's fees on any part of said rental that may be collected by suit or by attorney, after the same if past due.

EIGHTH: The lessee agrees that he will pay all charges for rent and should said charges for rent, herein provided for at any time remain due and unpaid for the space of five days after the same shall have become due, the lessor may at its option consider the lessee tenant at sufferance and entire rent for the rental period then next ensuing shall at once be due and payable.

NINTH: It is hereby agreed and understood between the lessor and lessee that in the event the lessor decides to remodel, alter or demolish all or any part of the premises leased hereunder, or in the event of the sale or long term lease of all or any part of the Building, requiring this space, the lessee hereby agrees to vacate same upon receipt of ninety (90) days' written notice and the return of any advance rental paid on account of this lease.

TENTH: The lessor, or any of his agents, shall, upon prior notice of 24 hours to lessee have the right to enter said premises during all reasonable hours, to examine the same to make such repairs, additions or alterations as may be deemed necessary for the safety, comfort, or preservation thereof, or of said building, or to exhibit said premises, and to put or keep upon the doors or windows thereof a notice "FOR RENT" at any time within thirty (30) days before the expiration of this lease. The right of entry shall likewise exist for the purpose or removing placards, signs, fixtures, alterations, or additions which do not conform to this agreement, or to the rules and regulations of the building. In the event of any emergency such as requiring

immediate repairs, then lessor shall have the right to enter lessees premises without the giving of such advanced notice.

ELEVENTH: Lessee hereby accepts the premises in the condition they are in at the beginning of this lease and agrees to maintain said premises in the same condition, order and repair as they are at the commencement of said term, excepting only reasonable wear and tear upon demand.

TWELFTH: It is expressly agreed and understood by and between the parties to this agreement, that the landlord shall not be liable for any damage or injury by water, which may be sustained by the said tenant or other person or for any other damage or injury resulting from the carelessness, negligence, or improper conduct on the part of any other tenant or agents, or employees, or be reason of breakage, leakage, or obstruction of the water, sewer, or soil pipes, or other leakage in or about the said dwelling. Except upon a finding of negligence upon the part of lessor

THIRTEENTH: If the lessee shall become insolvent or if bankruptcy proceedings shall be begun by or against the lessee, before the end of said term the lessor in hereby irrevocably authorized at its option, to forthwith cancel this lease, as for a default. Lessor may elect to accept rent from such receiver, trustee, or other judicial officer during the term of their occupancy in their fiduciary capacity without affecting lessor's rights as contained in this contract, but not receiver, trustee or other judicial officer shall every have any right, title, or interest in or to the above described property by virtue of this contract.

FOURTEENTH: Lessee hereby waives and renounces for himself and family any and all homestead and exemption rights he may have now, or hereafter, under or by virtue of the constitution and laws of this State, or of any other State, or of the United States, as against the payment of said rental or any portion hereof, or any other obligation or damage that may accrue under the terms of this agreement.

FIFTEENTH: This contract shall bind the lessor and its assigns or successors, and the heirs, assigns, personal representatives, or successors as the case may be, of the lessee.

SIXTEENTH: It is understood and agreed between the parties hereto that time is of the essence of this contract and this applies to all terms and conditions contained herein.

SEVENTEENTH: It is understood and agreed between the parties hereto that written notice mailed or delivered to the premises leased hereunder shall constitute notice to the lessee and written notice mailed or delivered to the office of the lessor shall constitute sufficient notice to the lessor, to comply with the terms of this contract.

EIGHTEENTH: It is hereby understood and agreed that any signs or advertising to be used, including awnings, in connection with premises leased hereunder shall be first submitted to the lessor for approval before installation of same.

NINETEENTH: RADON GAS NOTIFICATION (the following notification may be required in some states): Radon is naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities , may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings.

Additional information regarding radon and radon testing may be obtained from your county public health.

TWENTY: It is hereby understood and agreed that all rents not paid by the 5th of each month will incur a 10% late charge.

TWENTY-ONE: This lease shall automatically renew on the lease ending date, unless the tenant gives written notice (30 days prior to the lease ending date), of the intent of vacate the premises on the expiration date of the lease. In addition upon 30 days notice at any point during the tenancy the tenant may terminate the lease, or the landlord may terminate the lease upon the giving of 90 days notice to tenant. The landlord will be obligated by the lease terms above for ending rental tenancy.

In Witness Whereof, the parties hereto have executed this instrument for the purpose herein expressed, the day and year above written.

SIGNED, SEALED AND DELIVERED IN THE PRESENCE OF:

[redacted] | [redacted]
Lessor Signature | Lessor Print Name

Lessor Address: [redacted]
Lessor Phone: [redacted]





Lessee Signature | Steven L. Sample, CEO
Lessee Print Name

Lessee Address: [redacted]
Lessor Phone: [redacted]

Exhibit "A"

Augusta Auto Auction, Inc.
██████████████

Premises Description

████████████████████████████, more particularly described and depicted on the attached
floor plan, including facilities (including use of: furnished conference room; lobby; hallways;
restrooms; and break rooms); and utilities.

FLOOR PLAN



Phaser 6128MFP N
Color Multifunction Printer

xerox

Monitor Report

Date & Time : 08/27/2010 04:52 PM

Your Fax Number : [redacted]
Company Name : Acacia_Automotive

The documents were sent.

No.	Job#	Remote Station	Start Time	Dura.	Pages	Mode	Contents	Result
001	0210	[redacted]	08/27 04:49PM	2'09"	7/ 7	SG3	Resend	Done



[redacted] **Augusta Auto Auction, Inc.**

Fax [redacted]

To: VAR RESOURCES From: A L Hampe

Fax: [redacted] Pages: 7

Phone: Date: 8-27-2010

Re: Lease (Office CC:

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments: [redacted]

Sorry I forgot to include this with last batch.

Thanks –
Steve

The Fax Transmission Report is printed after every sent fax. To turn off this report:
1.) At the printer's control panel press "System"
2.) Scroll to "Admin Menu..." and press "OK"
3.) Scroll to "System Setup" and press "OK"
4.) Scroll to "Fax Transmit..." and press "OK"
5.) Select desired "Not Print" and press "OK"

XEROX CORPORATION and Fuji Xerox Co., Ltd. 2008

Fax

To: VAR RESOURCES   **From:** Sd Hamp

Fax: ████████████   **Pages:** 7

Phone: _____   **Date:** 8-27-2010

Re: Lease Office   **CC:**

☐ Urgent   ☐ For Review   ☐ Please Comment   ☐ Please Reply   ☐ Please Recycle

---

● **Comments:**

Sorry I forgot to include this with last batch.

Thanks -
Steve

File copy ✓
(New VAR Resources Lease for Augusta AA)

Equipment Acceptance

Certificate of Acknowledgment and Acceptance of Leased Equipment

Lessee hereby acknowledges receipt of the equipment and or, other personal property and software, if any, leased or otherwise provided to Customer or otherwise constituting collateral relating to the above Contract or Schedule (the "Goods"), has been fully delivered and installed at Customer's place of business, has been inspected and tested by Customer and is operating in good working order to Customer's complete satisfaction, meets all of Customer's requirements and specifications, and is hereby irrevocably accepted by Customer:

There are no side agreements between Customer and any third party relating to the subject matter of the Contract, and no cancellation rights have been granted to Customer by the Lender or Lessor or any third party. There is no "free demonstration" or "test" period for the Goods.

Customer has reviewed and understands all of the terms of the Contract, and Customer agrees that the Contract cannot be revoked or cancelled or terminated early for any reason.

Customer agrees that Lessor may insert the Contract or Lease number above and the Delivery Date below if either is missing following the Customer's signature below and (ii) a facsimile of this document containing a facsimile of the Customer's signature shall be considered as valid and binding as the original for all purposes.

Instruction to Customer: Do NOT sign this Certificate until ALL of the Goods have been delivered, installed, inspected and tested to your satisfaction.

X10/15/10
(Date of Acceptance)

X08/27/2010
(Date of Lease)

Augusta Auto Auction Inc
(Lessee)

X [signature] CEO
(Signature) (Title)

Steven Sample
(Print Name of Signer)

BILLING CONTACT INFORMATION
(Person in Charge of your Payables, Ex. A/P Clerk, Controller, etc.)

STEVE SAMPLE CEO
[redacted]
(Contact Direct Phone Number and Ext.)
[redacted]
(Contact E-Mail Address)



Please mail All Correspondence to:

Steve Sample CEO
[redacted]

January 6, 2011

1/6/2011 spoke w/

TO: Insurance Department

VAR Resources, Inc

FROM: Augusta Auto Auction

Account #

Attached please find copies of the Certificate of Insurance originally sent to you on August 27th, 2010. Our monthly billing currently includes an inappropriate charge for insurance. Please correct our file, eliminate the monthly insurance charge and credit our account for the previous 3 months' insurance amount paid. ($123.27).

Thank you for your assistance. If you need further documentation or have additional questions, please call me at

Thank you,

Augusta Auto Auction, Inc.

Monitor Report

Date & Time : 01/06/2011 01:27 PM

Your Fax Number : 3525024783

Company Name : Acacia Automotive Inc.

The documents were sent.

No.	Job#	Remote Station	Start Time	Dura.	Pages	Mode	Contents	Result
001	0024		01/06 01:26PM	0.58"	3/ 3	SG3		Done

The Fax Transmission Report is printed after every send fax. To turn off this report:

1) At the printer's control panel press "System".
2) Scroll to "Admin Menu..." and press "OK".
3) Scroll to "System Setup" and press "OK".
4) Scroll to "Fax Transmit..." and press "OK".
5) Select desired "Not Print" and press "OK".

Page:1(Last Page)

January 6, 2011

TO: Insurance Department

      VAR Resources, Inc

FROM: Augusta Auto Auction

      Account # ███████████████

Attached please find copies of the Certificate of Insurance originally sent to you on August 27th, 2010. Our monthly billing currently includes an inappropriate charge for insurance. Please correct our file, eliminate the monthly insurance charge and credit our account for the previous 3 months' insurance amount paid. ($123.27).

Thank you for your assistance. If you need further documentation or have additional questions, please call me at ████████████

Thank you,



Augusta Auto Auction, Inc.

VAR Resources, Inc.

███████████████

INSURANCE FORM

DATE: August 26, 2010

TO: Augusta Auto Auction Inc

RE: Lease

Pursuant to the terms of the lease agreement, and for our mutual benefit and protection, the equipment on lease must be insured against loss, theft, damage or destruction. We, therefore, request that you add to your existing insurance policy or obtain such an "all risk" policy naming **VAR Resources, Inc. and/or its Assignees** as the "additional insured" and "loss payee" with respect to the equipment involved.

We also request that you add to or obtain public liability insurance naming **VAR Resources, Inc. and/or its Assignees** as the "additional insured", with respect to the equipment on lease.

Please provide the information listed below and make arrangements with your insurance agent to **FAX to VAR Resources, Inc. at** ███████████ **a BINDER** or **CERTIFICATE OF INSURANCE** showing the names and interests as requested above.

Insurance Company: ████████████████████

Insurance Agency: █████████████████████

Telephone: ████████████████████

Contact: ███████████████

Policy Number: ████████████

Effective Date: ████████████

How long have you had insurance through this company? *2 years*

Thank you for your cooperation.

VAR Resources, Inc.



ACORD CERTIFICATE OF LIABILITY INSURANCE

OP ID [redacted] | DATE (MM/DD/YYYY) 08/27/10

PRODUCER

[redacted]

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

INSURED

Acacia Augusta Vehicle Auction
Inc. dba Augusta Auto Auction,
Inc.
1200 E. Buena Vista Avenue
North Augusta SC 29841

INSURERS AFFORDING COVERAGE	NAIC #
INSURER A [redacted]	
INSURER B	
INSURER C	
INSURER D	
INSURER E	

COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	ADD'L INSRD	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	LIMITS	
A		GENERAL LIABILITY X COMMERCIAL GENERAL LIABILITY CLAIMS MADE X OCCUR GEN'L AGGREGATE LIMIT APPLIES PER: POLICY / PRO-JECT / LOC	[redacted]	07/10/10	07/10/11	EACH OCCURRENCE	$ 1,000,000
						DAMAGE TO RENTED PREMISES (Ea occurence)	$ 50,000
						MED EXP (Any one person)	$ 5,000
						PERSONAL & ADV INJURY	$ 1,000,000
						GENERAL AGGREGATE	$ 2,000,000
						PRODUCTS - COMP/OP AGG	$ 2,000,000
		AUTOMOBILE LIABILITY ANY AUTO ALL OWNED AUTOS SCHEDULED AUTOS HIRED AUTOS NON-OWNED AUTOS				COMBINED SINGLE LIMIT (Ea accident)	$
						BODILY INJURY (Per person)	$
						BODILY INJURY (Per accident)	$
						PROPERTY DAMAGE (Per accident)	$
		GARAGE LIABILITY ANY AUTO				AUTO ONLY - EA ACCIDENT	$
						OTHER THAN AUTO ONLY: EA ACC	$
						AGG	$
		EXCESS / UMBRELLA LIABILITY OCCUR CLAIMS MADE DEDUCTIBLE RETENTION $				EACH OCCURRENCE	$
						AGGREGATE	$
		WORKERS COMPENSATION AND EMPLOYERS' LIABILITY ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? Y/N (Mandatory in NH) If yes, describe under SPECIAL PROVISIONS below				WC STATU-TORY LIMITS / OTH-ER	
						E.L. EACH ACCIDENT	$
						E.L. DISEASE - EA EMPLOYEE	$
						E.L. DISEASE - POLICY LIMIT	$
A		OTHER Business Personal Property	[redacted]	07/10/10	07/10/11	Limit	$30,000

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES / EXCLUSIONS ADDED BY ENDORSEMENT / SPECIAL PROVISIONS

It is agreed Certificate Holder is Additional Insured/Loss Payee as respects IT Equipment leased by Named Insured and located at the following: Location #2 - [redacted]

CERTIFICATE HOLDER

VARRESO

VAR Resources, Inc.
and/or Its Assignees
[redacted]

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL 10 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO DO SO SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE

SCHEDULE "A"

Augusta Auto Auction Inc

Quantity	Description
1	HP E5520 ML350 G6 PROC KIT
1	HPE 3YR 24X7X4 ML350
1	INSTALLATION
3	HP 146GB PLUG SAS 15K SFF DP HD
2	HP 8GB 2RX4 PC3-10600R-9 KIT
1	HP 750W CS HE POWER SUPPLY KIT
1	HP 512MB P-SERIES BBWC UPGRADE
2	HP 72GB 6G PLUG SAS 15K 2.5 DP
2	HP 6' 1.83M 10A C13-UL US POWER CORD
1	HP T1500 G3 UPS
1	HP SB ML350 G6 E5520 SFF
3	XEROX 6128MFP BLK TONER
2	XEROX 6128MFP CYAN TONER
2	XEROX 6128MFP MAGENTA TONER
2	XEROX 6128MFP YELLOW TONER
1	XEROX PHASER 6128MFP 12/16 PPM
1	ADO ACROBAT PRO 9 MAC BX
1	SVN 3Y PRT SCN AIO (350-700)DOP
2	MS MBL WIN SRV DATACENT LIC/SA 1CPU
1	APPLE MBP 15.4" I7 2.66 500GB 4GB
1	APPLE IWORK 2009 RET
1	MS OFFICE MAC BUS 2008
1	APPLECARE F/MACBOOK PRO
1	APPLE TIME CAPSULE 2TB SIM DUALBAND
1	APPLE 8GB DDR3
1	LVO SATA 500GB 7.2K HD F/ THINKPAD
3	APC POWER-SAVING BACK-UPS PRO 1000
3	WD PASSPORT ESSENTIAL SE USB 1TB HD
2	TRIPP 6' SVGA VGA MONITOR HD15 M/M
2	BELKIN 6PK CAT5E PATCH 10FT BLUE
1	HP OJ PRO 8000 SERIES WIRELESS
4	HP 940 OJ BLACK INK CARTRIDGE
3	HP 940 CYAN OJ INK CARTRIDGE
3	HP 940 MAGENTA OJ INK CARTRIDGE
3	HP 940 YELLOW OJ INK CARTRIDGE
1	BELKIN 16.4' 2.0 A/B USB CABLE

1   BARRACUDA SPAM 300 W/3Y UPDATE
1   LVO TP MINI DOCK SERIES 3

Lessee: Augusta Auto Auction Inc

By: _X _Steven L. Sample, CEO_

Title: _CEO_

Pursuant to the terms of the Asset Purchase Agreement of June 28, 2012, none of the items that are the subject of this "Schedule A of Equipment Lease dated August 27, 2010, are sold, transferred, or otherwise conveyed from Seller to Buyer, it having been agreed that all these items are to remain the sole property of and in full possession of Seller at Closing and thereafter.

August 27, 2010

Augusta Auto Auction Inc
1200 E Buena Vista Ave
North Augusta, SC 29841

RE: Application # ██████

Dear Steve Sample:

Thank you for the opportunity to provide leasing/financing to Augusta Auto Auction Inc.   Enclosed are the lease
documents for the equipment and/or software valued at $25,111.56 that you wish to acquire from ██

Please sign and return the enclosed documents to ██████████████████████████████████ For your
convenience, please use our UPS Account ████████ to return your lease documents.

Please use the following as your checklist:

✓ 1. All "Lease Documents" MUST be signed and initialed where applicable by:
        a. Corporations - Corporate Officer (i.e., President, Vice President, Corporate
            Secretary/Treasurer)

✓ 2. Copy of Drivers License(s) - *Please provide a copy of the drivers' license for each person signing
        documents- for signature verification.*

✓ 3. A check payable to VAR Resources, Inc. from the account of Augusta Auto Auction Inc in the
        amount of $1,682.02.

✓ 4. The Federal Tax ID No. for Augusta Auto Auction Inc   is ████████████████

✓ 5. Evidence of property insurance covering the leased equipment and naming VAR Resources, Inc.,
        its successors and assigns, as loss payee and additional insured   An insurance authorization letter is
        attached. Please provide us with your agent information and return with the documents.

✓ 6. Addendum to Purchase Order signed by the approved document signer (See #1)

✓ 7. PLEASE DO NOT USE WHITE-OUT ON ANY DOCUMENT. ELECTRONIC OR STAMPED
        SIGNATURES WILL NOT BE ACCEPTED.

✓ 8. ACH Required

If you have any questions, please feel free to call me at ██████████████

Sincerely,

████████████████

VAR Resources, Inc.

August 27, 2010

Augusta Auto Auction Inc
1200 E Buena Vista Ave
North Augusta, SC 29841

RE: Application # ▮▮▮▮

Dear Steve Sample:

Thank you for the opportunity to provide leasing/financing to Augusta Auto Auction Inc.   Enclosed are the lease
documents for the equipment and/or software valued at $25,111.56 that you wish to acquire from ▮▮▮

Please sign and return the enclosed documents to ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ For your
convenience, please use our UPS Account ▮▮▮▮▮▮▮▮ to return your lease documents.

Please use the following as your checklist:

✓ 1. All "Lease Documents" MUST be signed and initialed where applicable by:
        a. Corporations - Corporate Officer (i.e., President, Vice President, Corporate
            Secretary/Treasurer)

✓ 2. Copy of Drivers License(s) - Please provide a copy of the driver▮▮
        documents- for signature verification

✓ 3. A check ▮▮

See instructions on back. Visit UPS.com® or call 1-800-PICK-UPS® (800-742-5877)
for additional information and Terms and Conditions.

TRACKING NUMBER

SHIPPER'S COPY

010191120 1|05 S

VAR Resources lease dated 7-31-2009 pertaining to IT and related equipment to be retained by Seller

Master Lease Agreement



THIS IS A NON-CANCELABLE, LEGALLY BINDING CONTRACT

VAR resources

Master Lease Number:

Lessee (Leasing Customer) – _Use exact registered name if a corp., LLC or LP_		**Lessee's Chief Executive Office – Street**			**City**
Augusta Auto Auction Inc		1200 E Buena Vista Ave			North Augusta
Tax ID #	[redacted]	**State** SC	**County** Aiken	**Zip Code** 29841	**Lessee's Telephone** (803)279-3234

In this Master Lease Agreement ("Master Agreement"), the words "You" and "Your" mean the Lessee named above. **"We," "Us"** and "Our" mean **VAR Resources, Inc.** "**Schedule**" means the form of lease schedule attached hereto as Exhibit A. "**Supplier**" means the equipment supplier supplying the Equipment (defined below) leased under a Schedule. ***This Master Agreement, together with each Schedule entered into pursuant hereto and the related and supporting documents entered into directly with Us in connection with the transaction represented in a Schedule ("Other Documents"), represent the final and only agreement between You and Us regarding the leasing of the Equipment identified in such Schedule and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between You and Us. Neither this Master Agreement nor any Schedule may be changed except by a written agreement between You and Us. Other agreements not stated in this Master Agreement, Schedules and Other Documents (including those contained in any purchase agreement or order between You and the Supplier) are not binding on Us.***

1. *LEASE OF EQUIPMENT.* Each Schedule executed by You represents your agreement to lease from Us the equipment listed therein (together with all existing and future accessories, embedded software programs, attachments, replacements, additions and repairs) (the "**Equipment**"), upon the terms stated in such Schedule and this Master Agreement. Each Schedule shall be substantially in the form of **Exhibit A** and shall be deemed to be a separate lease transaction (a "**Lease**") between You and Us. In the event of any conflict between the provisions of this Master Agreement and the provisions of any Schedule, the provisions of the Schedule shall control. You promise to pay to Us the Lease Payments shown on each Schedule in accordance with the payment schedule set forth therein, plus all other amounts stated herein and therein. Each Schedule is binding on You as of the date You sign it. After You sign a Schedule, We may (i) insert the Lease number thereon and any other information missing in such Schedule, and (ii) change the Lease Payment amount by not more than 15% due to a change in the Equipment configuration, cost or tax amount, or a payment miscalculation. No Schedule is binding on Us until We sign it. If You are other than a sole proprietorship, Your signature on this Master Agreement and on each Schedule constitutes Your representation that the execution and delivery by You of this Master Agreement, the Schedule and the Other Documents, and the performance of Your obligations hereunder and thereunder, have been authorized by all necessary company action, and that the person(s) signing this Master Agreement, the Schedule and the Other Documents has been duly authorized to do so.

2. *UNCONDITIONAL OBLIGATION TO PERFORM.* **With respect to each Schedule, You agree that: (a) You, not We, selected the Equipment and the Supplier, (b) We are a separate company from the Supplier, manufacturer and any other vendor (collectively, "Vendors"), the Vendors are NOT Our agents, and no statement, representation or warranty by any Vendor is binding on Us, (c) Your duty to perform Your obligations under the Master Agreement and the Schedule is unconditional despite any equipment failure, the existence of any law restricting the use of the Equipment, or any other adverse condition whatsoever, (d) If You are a party to any maintenance, service, supplies or other contract with any Vendor, We are NOT a party thereto, such contract is NOT part of any Lease (even though We may, as a convenience to You and a Vendor, bill and collect monies owed by You to such Vendor), and no breach by any Vendor will excuse You from fully performing Your payment and other obligations to Us, and (e) if the Equipment is unsatisfactory or if any Vendor fails to provide any service or maintenance or fulfill any other obligation to You, You shall not make any claim against Us and shall continue to perform your payment and other obligations to Us.**

3. *ORIGINAL TERM; END OF TERM OPTIONS; RENEWAL PROVISIONS.* The original term of each Lease represented by a Schedule will begin on a date designated by Us after We accept and sign the Schedule (the "**Commencement Date**") and will continue for the number of months shown in the Schedule ("**Original Term**"). As used herein, "**Present Term**" means the term presently in effect, whether it is the Original Term or a Renewal Term (as defined below). **Unless You notify Us in writing at least 90 days but not more than 120 days before the end of a Present Term that, at the end of such Present Term, You intend to (i) return the Equipment, or (ii) exercise the purchase option, if any, specified in the Schedule, then: (a) the Schedule will automatically renew for an additional three-month Term** (each, a "**Renewal Term**"), and (b) the Lease Payment amount and the other terms of the Schedule and of this Master Agreement and Other Documents will continue to apply. If You do notify Us in writing within the time set forth above that You intend to return the Equipment or purchase the Equipment at the end of such Present Term, then, immediately upon the expiration of such Term, You shall return the Equipment subject to the Schedule pursuant to Section 13 of this Master Agreement or purchase the Equipment pursuant to Section 10 of the Schedule, as applicable.

4. *LEASE PAYMENTS.* With respect to each Schedule, Customer agrees to pay a prorated Lease Payment for the period between the Equipment installation date (i.e. the date of the related delivery and acceptance certificate) and the Commencement Date. This prorated or partial payment will be based on the Lease Payment shown on the related Schedule prorated on a 30-day calendar month and will be added to the Customer's first invoice. With respect to each Schedule, Lease Payments plus applicable taxes and other charges provided for herein are payable in advance periodically as stated herein and therein. Restrictive endorsements on checks will not be binding on Us. All payments received will be applied to past due amounts and then to the current amount due, in such order as We determine. We may add finance charges to any amount We advance on Your behalf, including, without limitation, taxes and insurance premiums, if any. Any security deposit or estimated future Governmental Charge (as defined in Section 10 below) that You pay is non-interest bearing, may be commingled with Our funds, may be applied by Us at any time to past-due amounts, and the unused portion will be returned to You within 90 days after the end of the final Present Term of the applicable Schedule. **If We do not receive a payment in full on or before its due date, You shall pay (i) a fee equal to the greater of 10% of the amount that is late or $29.00, plus (ii) interest on the part of the payment that is late in the amount of 1.5% per month ("Time-Value Interest") from the due date to the date paid.** If any check is dishonored, You shall pay Us a fee of $20.00.

5. *DELIVERY, LOCATION, OWNERSHIP, USE, MAINTENANCE OF EQUIPMENT.* We are not responsible for delivery or installation of the Equipment relating to any Schedule. You are responsible for Equipment maintenance. You shall not remove the Equipment from the Equipment Location designated in the applicable Schedule unless You first get Our permission. You shall give Us access to each Equipment Location so that We may inspect the Equipment, and You agree to pay Our costs in connection therewith, whether performed prior to or after the Commencement Date of the applicable Schedule. **We will own and have title to all Equipment (excluding any software) throughout the Term of each Schedule.** You agree that all Equipment is and shall remain personal property. You shall not permit it to become (i) attached to real property or (ii) subject to liens or encumbrances of any kind whatsoever. **You represent that all Equipment will be used solely for commercial purposes and not for personal, family or household purposes.** You shall use all Equipment in accordance with all laws, operation manuals, service contracts (if any) and insurance requirements, and shall not make any permanent alterations. At Your own cost, You shall keep the Equipment in good working order and warrantable condition, ordinary wear and tear excepted ("**Good Condition**").

6. *NO WARRANTIES; FINANCE LEASE.* WITH RESPECT TO EACH SCHEDULE, WE ARE LEASING THE EQUIPMENT TO YOU "AS IS". WE HAVE NOT MADE AND HEREBY DISCLAIM ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, ARISING BY APPLICABLE LAW OR OTHERWISE, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. You agree that the transaction represented by each Schedule is a "finance lease" as defined in Article 2A of the Uniform Commercial Code ("**UCC**"). To the extent permitted by law, **You hereby waive any and all rights and remedies conferred upon You under UCC Sections 2A-303 and 2A-508 through 522**. If it is determined that the transaction represented by any Schedule is other than a "lease" as defined in Article 2A, then You hereby grant to Us a security interest in the Equipment and all proceeds thereof. You authorize Us to record (and amend, if appropriate) a UCC financing statement to protect Our interests. With respect to any one or more Schedules, You may be entitled under Article 2A to the promises and warranties (if any) provided to Us by the Vendor(s) in connection with or as part of the contract(s), if any, by which We acquire the Equipment. You may contact the Vendor(s) for an accurate and complete statement of those promises and warranties (if any), including any disclaimers and limitations of them or of remedies. We hereby transfer to You, **without recourse to Us**, all automatically transferable promises and warranties, if any, made to Us by the Vendor(s).

NO SCHEDULE MAY BE TERMINATED EARLY. ***THE TERMS OF THIS MASTER LEASE ARE CONTINUED ON THE REVERSE OR NEXT PAGE →***

Accepted by **VAR Resources, Inc.** at:	**Lessee:** Augusta Auto Auction Inc
[redacted]	By: **X** Steven L Sample 7/31/09 (Date)
_______________ / _______________ (Date)	Print Name: Steven L. Sample Title: CEO

7. **LIABILITY; INDEMNIFICATION.** We are not liable for any claims, actions, damages (whether direct, indirect, incidental or consequential), liabilities, losses or costs made against or incurred by You relating to the delivery, installation, possession, use, return, loss of use, defect or malfunction of any Equipment (collectively, "Equipment Matters") with respect to any Schedule. You shall indemnify and defend Us against, and hold Us harmless for, any and all claims, actions, damages, liabilities, losses, and costs (including reasonable attorneys' fees) made against or incurred by Us relating to Equipment Matters.

8. **LOSS; DAMAGE; INSURANCE.** You shall, during the Term, (i) bear the risk of loss and damage to all Equipment leased under all Schedules and shall continue performing all Your obligations to Us even if it becomes damaged or suffers a loss, (ii) keep all Equipment insured against all risks of damage and loss ("Property Insurance") in an amount equal to its replacement cost, with Us named as sole "loss payee," and (iii) carry public liability insurance covering bodily injury and property damage ("Liability Insurance") in an amount acceptable to Us, with Us named as "additional insured." You have the choice of satisfying these insurance requirements by providing Us with satisfactory evidence of Property and Liability Insurance ("Insurance Proof"), within 30 days of the Commencement Date of each Lease. Such Insurance Proof must provide for at least 30 days prior written notice to Us before it may be cancelled or terminated and must contain other terms satisfactory to Us. **If You do not provide Us with Insurance Proof within 30 days of the Commencement Date of a Schedule, or if such Insurance terminates for any reason, then (a) You agree that We have the right, but not the obligation, to obtain such Insurance in such forms and amounts from an insurer of Our choosing in order to protect Our interests ("Other Insurance"), and (b) You agree that We may charge You a periodic Insurance Charge for such Other Insurance.** The Insurance Charge will include reimbursement for premiums advanced by Us to purchase Other Insurance, a finance charge of up to 18% per annum (or the maximum rate allowed by law, if less) on any advances We make for premiums, billing and tracking fees, charges for Our processing costs associated with the Other Insurance, and other related fees. We and/or one or more of Our affiliated companies or agents will receive a portion of the Insurance Charge, which may include a profit. We are not obligated to obtain and may cancel Other Insurance at any time without notice to You. Any Other Insurance need not name You as an insured or protect Your interests. The Insurance Charge may be higher than if You obtained Property and Liability insurance on Your own.

9. **ASSIGNMENT. YOU SHALL NOT SELL, TRANSFER, ASSIGN, PLEDGE OR OTHERWISE ENCUMBER (collectively, "Transfer") THIS MASTER AGREEMENT OR ANY SCHEDULE, OR TRANSFER OR SUBLEASE ANY EQUIPMENT, IN WHOLE OR IN PART.** We may, without notice to You, Transfer Our interests in this Master Agreement, any one or more Schedules and/or any or all Equipment leased thereunder, in whole or in part, to a third party (a "New Owner"), in which case the New Owner will, to the extent of such Transfer, have all of Our rights and benefits but will not have to perform any of Our obligations (if any). You agree not to assert against the New Owner any claim, defense or offset You may have against Us or any predecessor in interest.

10. **TAXES AND OTHER FEES.** You are responsible for all taxes (including, without limitation, sales, use and personal property taxes, and excluding only taxes based on Our income), levies, assessments and license and registration fees and other governmental charges relating to each Lease and the ownership, leasing, sale, possession or use of the Equipment leased under each Schedule (collectively, "Governmental Charges"). We may periodically bill you for, and You agree to promptly pay, estimated future Governmental Charges. You authorize Us to pay any Governmental Charges when and as they may become due, and You agree to reimburse Us promptly upon demand for the full amount (less any estimated amounts previously paid by You). You hereby appoint Us as Your attorney-in-fact to sign Your name to any document for the purpose of filing tax returns. You agree to pay Us a fee for preparing and filing personal property tax returns. With respect to each Schedule, You also agree to pay Us upon demand (i) for all costs of filing, amending and releasing UCC financing statements and a fee for each filing and (ii) a processing fee of $75.00 for each Lease to cover Our investigation, documentation and other administrative costs in originating the Lease. **You agree that the fees set forth in this Master Agreement and in the Schedules may include a profit component.**

11. **SAVINGS CLAUSE.** If it is determined that any amount charged or collected with respect to a Lease is greater than the amount allowed by law, including, without limitation, any amount that is determined to exceed applicable usury limits (an "Excess Amount"), then (i) any Excess Amount charged but not yet paid will be waived by Us and (ii) any Excess Amount collected will be applied to any amount then due and owing by You with respect to such Lease, adjusted to conform with applicable law, or, if there is no such amount then due and owing by You, will be refunded to You.

12. **DEFAULT.** You will be in default under a Schedule if, with respect to such Schedule, this Master Agreement or any other Schedule or agreement between You and Us, You fail to pay any amount within 15 days of the due date or fail to perform or observe any other obligation. If You are in default, We may do any one or more of the following, at Our option, concurrently or separately: (A) cancel the Lease represented by such Schedule and any one or more Lease(s) represented by any other Schedules, (B) require You to return the Equipment leased under any one or more Schedule(s) pursuant to Section 13 of this Master Agreement, (C) take possession of and/or render unusable the Equipment leased under such Schedule(s), and for such purposes You hereby authorize Us and Our designees to enter Your premises, with or without prior notice or other process of law, (D) with respect to any one or more Schedules, require You to pay to Us, on demand, an amount equal to the sum of (i) all Lease Payments and other amounts then due and past due, (ii) all Lease Payments for the then-remaining Present Term(s) of such Schedules plus Our residual interest in the Equipment as indicated by Our records, discounted at a rate of 6% per annum (or the lowest rate permitted by law, whichever is higher), (iii) interest at the rate of Time-Value Interest on the amounts specified in clauses "i" and "ii" above from the date of demand to the date paid, and (iv) all other amounts that may thereafter become due hereunder to the extent that We will be obligated to collect and pay such amounts to a third party (such amounts specified in sub-clauses "i" through "iv" referred to below as the "Balance Due"), and/or (E) exercise any other remedy available to Us under law. You also agree to reimburse Us on demand for all reasonable expenses of collection and enforcement (including, without limitation, reasonable attorneys' fees and other legal costs) and reasonable expenses of repossessing, holding, preparing for disposition, and disposition ("Remarketing") of the Equipment, plus Time-Value Interest on the foregoing amounts from the date of demand to the date paid. In the event We are successful in Remarketing the Equipment with respect to any Schedule, We shall give You a credit against the Balance Due under such Schedule in an amount equal to the present value of the proceeds received and to be received from Remarketing minus the above-mentioned costs (the "Net Proceeds"). If the Net Proceeds are greater than the Balance Due, We shall pay You such surplus. If the Net Proceeds are less than the Balance Due, You shall be liable for such deficiency. Any delay or failure to enforce Our rights under the Lease shall not constitute a waiver thereof.

13. **RETURN OF EQUIPMENT.** If You are required to return the Equipment under any Schedule, You shall, at Your expense, send the Equipment to any location(s) that We may designate. The Equipment must be properly packed for shipment, freight prepaid and fully insured, and must be received in Good Condition (as defined in Section 5 of this Master Agreement). If You are required to return the Equipment under Section 12 of this Master Agreement, You shall do so promptly upon demand. If You are required to return the Equipment under Section 3 of this Master Agreement, then (i) it must be received by Us in Good Condition within 15 days after the expiration of the then Present Term, (ii) if it is not received within 15 days of the date of demand, You agree to continue paying Lease Payments and all other amounts due hereunder until it is received and accepted by Us in Good Condition, and (iii) You agree to pay a handling and restocking fee of $250.00 promptly upon demand. If You are required to return the Equipment under any provision of this Master Agreement and it is not in Good Condition when it is received by Us, You agree to pay Our reasonable costs that We incur in connection with repairing or restoring the Equipment to Good Condition (as defined in Section 5 of this Master Agreement).

14. **APPLICABLE LAW; VENUE; JURISDICTION.** The parties agree that this Master Agreement, each Schedule and Other Document shall be treated as though executed and performed in Dallas County, Texas, and any legal actions relating to this Agreement, any Schedule or any Other Document must be instituted in the courts of Dallas County, Texas or the United States District Court for the Northern District of Texas, which shall have exclusive jurisdiction. You and We hereby waive Your and Our respective rights to a trial by jury in any legal action. Each provision of this Master Agreement and of each Schedule shall be interpreted to the maximum extent possible so as to be enforceable under applicable law. If any provision is construed to be unenforceable, such provision shall be ineffective only to the extent of such unenforceability without invalidating the remainder of the Lease.

15. **MISCELLANEOUS. You represent and covenant to Us that this Master Agreement is, and each Schedule will be, enforceable against You in accordance with its terms, and You acknowledge that this representation and covenant was a material inducement to Us to acquire the Equipment to be leased under each Schedule and to enter into this Master Agreement and each Schedule.** This Master Agreement and any one or more Schedules may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute the same document. You acknowledge that You have received a copy of this Master Agreement. You agree that a facsimile or other copy of this Master Agreement and of any Schedule and Other Document containing Your faxed or copied signature shall be as enforceable as the original executed document.



Lessee's Initial   CEO

Exhibit A



Equipment Lease Schedule No. 1

This Equipment Lease Schedule (this "**Schedule**") is made and entered into as of the *31st* day of *July 2009*, by and between **VAR Resources, Inc.** (hereinafter "**We**," "**Us**" or "**Our**") and **Augusta Auto Auction Inc** (hereinafter "**You**" or "**Your**"). This Schedule is entered into subject to that certain Master Lease Agreement No. _____ (the "**Master Agreement**") between You and Us. All of the terms and conditions set forth in the Master Agreement are hereby reaffirmed and incorporated in and made part of this Schedule, as if fully set forth herein. *The Master Agreement, together with this Schedule and the related and supporting documents entered into in connection with this Schedule, represent the final and only agreement between You and Us regarding the leasing of the Equipment identified below and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between You and Us relating to the leasing of the Equipment. This Schedule may not be changed except by way of a written agreement between You and Us. Other agreements (including, without limitation, those contained in any purchase agreement or order between You and the Supplier of Equipment) not stated in the Master Agreement or in the Schedule or other supporting documents are not binding on Us. This Schedule, inclusive of the terms and conditions set forth in the Master Agreement, constitutes a separate lease between You and Us. Any amendment to the Master Agreement subsequent to the date of this Schedule shall be ineffective as to this Schedule unless otherwise expressly stated in such amendment. This Schedule may not be modified except in a writing signed by You and Us.*

1. We hereby agree to lease to You, and You hereby agree to lease from Us, the following-described Equipment upon the terms and conditions set forth in this Schedule and in the Master Agreement:

    Description of Equipment – **INCLUDE MAKE, MODEL AND SERIAL NUMBERS** *(ATTACH ADDITIONAL PAGE IF NECESSARY)*
    See attached Schedule A

2. Equipment Supplier: VAR Resources, Inc.

3. Equipment Location Address: 1200 E Buena Vista Ave North Augusta SC 29841

4. Original Term: 48 months

5. Commencement Date of this Lease: _____

6. Lease Payment Amount: $269.47____ per: ☒ Month   ☐ Quarter

                                                          ☐ Year   ☐ Other:

7. Check here ☐ if Lease Payment amount includes sales/use tax.

8. $538.94 Lease Payment(s) is(are) due at the time this Schedule is signed, which shall be applied to the:

    ☐ First Lease Payment   ☒ First and Last Lease Payments   ☐ Other _____

9. Security Deposit: $_____

10. Purchase Option at end of Original Term: ☐ None   ☐ Fair Market Value as of end of Original Term

                                                    ☒ One Dollar ($1.00)   ☐ Other:

    The above equipment purchase options may be exercised by You **only** at the end of the Original Term. If you are in default under the Master Agreement or this Schedule at the time you desire to exercise a purchase option, You must cure such default to Our satisfaction before having the right to exercise such option. If the "One Dollar" purchase option is checked above, then the last two sentences of Section 3 of the Master Agreement shall not apply to this Lease (in other words, the "automatic renewal" provisions in Section 3 shall **not** apply to this Lease). If the "Fair Market Value" option is checked above, then the purchase price will be the fair market retail value of the Equipment, as determined by Us in our sole but reasonable judgment, as of the end of the Original Term.

11. This Schedule is not binding upon Us unless and until We accept this Schedule by signing below. A facsimile copy of this Schedule shall have the same force and effect as the original. **This Schedule is non-cancelable and may not be terminated early.**

VAR Resources, Inc.	**You:** Augusta Auto Auction Inc
By: X _____	By: X _*Steven L. Sample, CEO*_
Date: _____	Name (Print): _Steven L. Sample_
Accepted and signed ir ▓▓▓▓▓▓	Title: CEO
	Date Signed: _July 31, 2009_

SCHEDULE "A"

Augusta Auto Auction Inc

Quantity	Description
1	TROY MICR 3005 1 TRY LOCK
1	APPLE MBP 17" GL 3.0 500GB 7.2K 4GB
1	APPLECARE PROTECT MACBOOKPRO/PWRBOOK
1	APPLE WRLS MIGHTY MOUSE
1	BOOKENDZ DOCK MACBK PRO 17" UNIBODY
1	MS OFFIC MAC MEDIA ED 2008 DVD
1	APPLE MOBILE ME INDIVIDUAL
1	APPLE IWORK 2009 RET
1	APPLE 1TB TIME CAPSULE
1	VMWARE FUSION 2 MAC OSX
1	APPLE MINI DISPLAYPORT-DUAL-LINK DVI
1	APPLE MINI DISP PORT-DVI ADAPTER
1	APPLE MINI DISP PORT TO VGA ADAPTER
1	APPLE MAGSAFE AIRLINE ADAPTER-INT
1	APPLE REMOTE
3	TROY MICR 3005 TONER SECURE
5	HP 51X TONER BLK
1	KINGSTON 8GB KIT ECC DDR2 DIMM
1	APPLE FINAL CUT EXPRESS 4 RET
20	WEBSENSE EXPRESS 1Y 10-100U
1	CISCO SMARTNET 8X5XNBD

Lessee: Augusta Auto Auction Inc

Signature: _Steven K. Dample_

Title: _CEO_

Pursuant to the terms of the Asset Purchase Agreement of June 28, 2012, none of the items that are the subject of this "Schedule A to this lease dated July 31, 2009, are sold, transferred, or otherwise conveyed from Seller to Buyer, it having been agreed that all these items are to remain the sole property of and in full possession of Seller at Closing and thereafter.

INVOICE
VAR Resources, Inc.

DATE: 07/31/09

INVOICE # ███████

Augusta Auto Auction Inc

ADVANCE PAYMENTS DUE AT SIGNING OF LEASE AGREEMENT

Security Deposit *	$538.94
Sales Tax on Security Deposit **	$0.00
Documentation Fee (if applicable)	<u>$0.00</u>
Total Amount Due	**$538.94**

Security deposits will be applied to your lease payments according to the terms of the lease agreement after the date we designate as the commencement date.

**Please note, if sales tax is not collected it will be billed on your next invoice.

PLEASE MAKE CHECK PAYABLE TO: <u>VAR Resources, Inc.</u>

CHECK MUST BE DRAWN ON THE BUSINESS CHECKING ACCOUNT OF:
Augusta Auto Auction Inc .

MONEY ORDERS CANNOT BE ACCEPTED. PLEASE BE ADVISED THAT INCLUDED IN THE FIRST MONTHLY INVOICE THAT YOU RECEIVE ON YOUR LEASE YOU WILL BE BILLED FOR THE APPLICABLE TAXES THAT WERE NOT COLLECTED UPFRONT. AS WELL, YOU MAY BE CHARGED A ONE TIME DOCUMENTATION FEE TO COVER ADMINISTRATIVE COSTS RELATED TO THE DOCUMENTATION PROCESS AND PUBLIC FILINGS PER THE TERMS IN YOUR LEASE DOCUMENTS AND YOU WILL ALSO BE CHARGED A ONE TIME UCC FILING FEE.

THANK YOU.

COPY OF CHECK FAXED TO
(see Attached)
ORIGINAL MAILED SEPARATELY
TO VAR

IMPORTANT: YOUR ADVANCE PAYMENT CHECK WILL BE USED FOR VERIFICATION OF YOUR CHECKING ACCOUNT. IF NO ADVANCE PAYMENT IS REQUIRED, INCLUDE A VOIDED CHECK FOR VERIFICATION OF YOUR CHECKING ACCOUNT NUMBER. PLEASE FAX A COPY OF THE DOCUMENTS AND VOIDED CHECK (IF NECCESARY) TO: 972-755-8210. THEN RETURN THE ORIGINAL SIGNED DOCUMENTS AND THE ORIGINAL VOIDED CHECK (IF NECCESARY) USING OUR UPS ACCOUNT #RV8392 VIA PRIORITY OVERNIGHT TO VAR Resources, Inc. [redacted]

With the Automatic Payment Plan, all your payments to us will be deducted from your checking account and paid to VAR Resources on the payment due date as shown on your regular invoice. Your regular invoice will show the amount to be deducted and the due date.

Enrollment is Easy. Simply....

1. Complete the Authorization Form.
2. Return the Authorization Form with your voided check to VAR Resources.

Customer Name: Augusta Auto Auction Inc

hereby authorizes to initiate debit entries to our checking account indicated below at the depository named below, hereinafter called "DEPOSITORY", and authorizes the DEPOSITORY to debit the same to such account for amounts due pursuant to the terms of the Agreement(s) dated July 31, 2009 between Augusta Auto Auction Inc and VAR Resources

Customer Name: Augusta Auto Auction Inc

Depository Name [redacted]		Branch [redacted]
City North Augusta	State SC	Zip [redacted]
Routing Number [redacted]	Account Number [redacted]	

The authorization is to remain in full force and effect [redacted] has received written notification from us of its termination in such time and in such manner as to afford **Augusta Auto Auction Inc** and DEPOSITORY a reasonable opportunity to act on it. You agree that a facsimile copy of this agreement bearing signatures may be treated as an original.

Date: July 31, 2009 Customer Name: Augusta Auto Auction, Inc.

Customer Account Number: [redacted]

By (Authorized signature for Bank Account) [signature]

Title: CEO

SALES QUOTATION

QUOTE NO	ACCOUNT NO.	DATE
		7/14/2009

AUGUSTA AUTO AUCTION INC
B I L L T O
1200 E BUENA VISTA AVE

NORTH AUGUSTA, SC 29841-4118

Customer Phone # 8032793234

AUGUSTA AUTO AUCTION INC
S H I P T O
1200 E BUENA VISTA AVE

NORTH AUGUSTA, SC 29841-4118
Contact: STEVEN SAMPLE   352-427-6848

Customer P.O. #   QUOTE

ACCOUNT MANAGER	SHIPPING METHOD	TERMS	EXEMPTION CERTIFICATE
	FEDEX Ground	American Express	

QTY	ITEM NUMBER	DESCRIPTION	UNIT PRICE	EXTENDED PRICE
1	1138491	TROY MICR 3005 1TRAY LOCK Mfg#: TRO-01-00572-111	1503.26	1503.26
1	1782096	APPLE MBP 17"GL 3.0 500GB 7.2K 4GB Mfg#: APN-W46399154	2751.43	2751.43
1	1074159	APPLECARE PROTECT MACBOOKPRO/PWRBOOK Mfg#: APW-MA515LL/A	335.19	335.19
1	1277973	APPLE WRLS MIGHTY MOUSE Mfg#: APL-MB111LL/A	76.14	76.14
1	1784165	BOOKENDZ DOCK MACBK PRO 17" UNIBODY Mfg#: BKZ-BE-MBP17AL	303.16	303.16
1	1352598	MS OFFICE MAC MEDIA ED 2008 DVD Mfg#: MIC-FWA-00013	442.60	442.60
1	1546191	APPLE MOBILEME INDIVIDUAL Mfg#: ASW-MB824Z/A	86.56	86.56
1	1655843	APPLE IWORK 2009 RET Mfg#: ASW-MB942Z/A	73.36	73.36
1	1697417	APPLE 1TB TIME CAPSULE Mfg#: APL-MB765LL/A	476.89	476.89
1	1279641	VMWARE FUSION 2 MAC OSX Mfg#: V-M-FUS-ENG-M-CP	65.38	65.38
1	1601046	APPLE MINI DISPLAYPORT-DUAL-LINK DVI	113.02	113.02

TOTAL ➤   Continued

Please remit payment to:

SALES QUOTATION

The Right Technology.
Right Away.™

QUOTE NO	ACCOUNT NO.	DATE
		7/14/2009

BILL TO:
AUGUSTA AUTO AUCTION INC
1200 E BUENA VISTA AVE

NORTH AUGUSTA, SC 29841-4118

Customer Phone # 8032793234

SHIP TO:
AUGUSTA AUTO AUCTION INC
1200 E BUENA VISTA AVE

NORTH AUGUSTA, SC 29841-4118
Contact: STEVEN SAMPLE   352-427-6848

Customer P.O. #   QUOTE

ACCOUNT MANAGER	SHIPPING METHOD	TERMS	EXEMPTION CERTIFICATE
	FEDEX Ground	American Express	

QTY	ITEM NUMBER	DESCRIPTION	UNIT PRICE	EXTENDED PRICE
		Mfg#: APL-MB571Z/A		
1	1601049	APPLE MINI DISP PORT-DVI ADAPTER Mfg#: APL-MB570Z/A	36.23	36.23
1	1601050	APPLE MINI DISP PORT TO VGA ADAPTER Mfg#: APL-MB572Z/A	36.23	36.23
1	1381702	APPLE MAGSAFE AIRLINE ADAPTER-INT Mfg#: APL-MB441Z/A	60.30	60.30
1	1074076	APPLE REMOTE Mfg#: APL-MA128G/B	23.80	23.80
3	1109863	TROY MICR 3005 TONER SECURE Mfg#: TRO-02-81201-001	259.27	777.81
5	1050027	HP 51X TONER BLK Mfg#: HPS-Q7551X	218.18	1090.90
1	1068676	KINGSTON 8GB KIT ECC DDR2 DIMM Mfg#: KIN-KTH-XW667/8G	268.62	268.62
1	1346482	APPLE FINAL CUT EXPRESS 4 RET Mfg#: ASW-MB278Z/A	184.26	184.26
20	1257935	WEBSENSE EXPRESS 1Y 10-100U Mfg#: WBE-WSX-A-CP12-N	18.37	367.40
1	1320019	CISCO SMARTNET 8X5XNBD Mfg#: CD1-CON-SNT-11WAGBK9	86.99	86.99
		SUBTOTAL		9159.53

TOTAL ▶   Continued

Please remit payment to:

ACACIA AUGUSTA VEHICLE AUCTION, INC.
DBA AUGUSTA AUTO AUCTION
GENERAL OPERATING ACCOUNT
1200 EAST BUENA VISTA DRIVE
NORTH AUGUSTA, SC 29841

WACHOVIA BANK N.A. OCALA

7/31/2009

PAY TO THE
ORDER OF ___ VAR Resources, Inc. _____ $ **538.94

Five Hundred Thirty-Eight and 94/100*** DOLLARS

VAR Resources, Inc.

MEMO   Invoice # ███████

                                                    AUTHORIZED SIGNATURE

ACACIA AUGUSTA VEHICLE AUCTION, INC. DBA AUGUSTA AUTO AUCTION

VAR Resources, Inc.   7/31/2009
63200 · Computer Expense:63210 · Com   538.94

Wachovia - Operating   Invoice ███████   538.94

ACACIA AUGUSTA VEHICLE AUCTION, INC. DBA AUGUSTA AUTO AUCTION

VAR Resources, Inc.   7/31/2009
63200 · Computer Expense:63210 · Com   538.94

COPY OF OUR CHECK (ORIGINAL BEING MAILED TO VAR.)

Wachovia - Operating   Invoice # █████   538.94

13272   www.checksforless.com 800-245-6775   Order # 904241-1

IBM Credit lease dated 12-9-2008 pertaining to IT and related equipment to be retained by Seller

Fax Number: [redacted]

IBM Credit LLC

Value Plan Lease Agreement

Agreement No.: [redacted]
Date Prepared:
IBM Cust. No.:
IBM Location:
IBM Contact:
IBM Email:
Tel No:

Quote Letter No.: [redacted]
Attachment No(s).:

CUSTOMER

Customer No. [redacted]
Address:

Tel. No.: [redacted]
Attn: Steve Sample

INSTALLED AT LOCATION

Reference No:
Address: 1200 E. Buena Vista Drive
North Augusta, SC 29841

Tel. No. [redacted]
Attn:

Customer (you, your) agrees to lease equipment or finance one-time charges (collectively "Items") with IBM Credit LLC (we, us, our) described in this Value Plan Lease Agreement ("Agreement").Transaction Codes S or T in the "Trans. Code" column below indicate a loan while any other Trans. Codes listed below indicate a lease. The end of lease (EOL) options, which are described in Paragraph 12, are identified in the table below. We make no representation whatsoever regarding your accounting treatment related to any transaction under the Agreement. Your decision regarding an EOL option applies to all and not less than all equipment Items listed in the Agreement.

FOR THESE PERIODIC PAYMENTS TO BE VALID, THIS AGREEMENT MUST BE SIGNED AND RECEIVED BY US BY 12/22/2008 AND THE TERM MUST BEGIN BY THE END OF THE MONTH OF 01/09

Item Description	EOL	Trans. Code	Unit Amount Financed	Unit Periodic Payment
Other non-HW	N/A	S/T	$131.40	$4.64
PC Financing	$1	B	$2,290.64	$79.60
		Totals:	$2,422.04	$84.24

Total Amount Financed (All Pages)	Term in Months	Total Number of Payment Periods	Payment Period	Total Periodic Payment (All Pages-Taxes May Apply)
$2,422.04	36	36	**Monthly in Advance**	$84.24

Applies if Indicated:	Security Deposit	Payment Commencement Date	
Convenient Pay ☑ Interim Rent ☑ Guaranty ☐	$0.00	**	First Periodic Payment due at contract acceptance. (**) First of the month following your acceptance.

(*) In the State of Texas the interest rate charges will not exceed the stated interest rate.

1. TERM. The initial term is specified in months for each Item ("Term") and begins on the date of your acceptance and ends after completion of the above number of Payment Periods. The Term is not cancelable and may not be terminated except as stated in this Agreement.
2. ACCEPTANCE. Your acceptance, unless otherwise noted by us, of an Item will be (a) for all personal computing equipment, including personal computer-based servers, the rent commencement date indicated on the certificate of acceptance; (b) for all Items not supplied by International Business Machines Corporation (IBM), the earlier of ten (10) calendar days following the latest date of your supplier's invoices or the date of your verbal or written acceptance of such items, which ever occurs first; (c) the day after installation for all Items supplied by IBM not covered by "a"; or (d) the date we provide the funds for any other financed Items.
3. PAYMENT. Payments are due as specified above. The Total Periodic Payment commences at the start of the Term unless a different date is specified in the Payment Commencement Date box above. When interim rent is indicated, it will be charged pro rata from the start of the Term to the first day of the first Payment Period. For any payment not made by its due date, you agree to pay a late charge of 2% of the unpaid amount per month subject to maximum limitations by law. Your commitment to pay and any other obligations you have hereunder are absolute and unconditional and not subject to set-off, delay, counterclaim, termination or Item performance.
4. RIGHTS AND OBLIGATIONS. You represent that you have reviewed and approved the purchase agreement ("PA") with your supplier. We will not modify or rescind the PA. You assign to us the right to purchase from and the obligation to pay the supplier after your acceptance. You retain all other rights, including all warranties, and obligations as per your agreement(s) with your supplier. When we are the supplier, our terms of supply are in an attachment which prevails over any conflicting terms in this Agreement.

THIS AGREEMENT DOES NOT TAKE EFFECT UNTIL OUR RECEIPT AND ACCEPTANCE OF IT. YOU AGREE THAT AN EXECUTED COPY PRODUCED FROM AN ELECTRONIC FORM OR BY ANY OTHER RELIABLE MEANS (FOR EXAMPLE, PHOTOCOPY OR FACSIMILE) IS IN ALL RESPECTS EQUIVALENT TO AN ORIGINAL. THE TERMS ON THIS AND THE FOLLOWING PAGES OR ATTACHMENTS ARE THE ONLY TERMS FOR THIS TRANSACTION. BY SIGNING BELOW, YOU REPRESENT AND WARRANT THAT (A) YOUR NAME AS SET FORTH IN THE SIGNATURE BLOCK BELOW IS YOUR EXACT LEGAL NAME; (B) THIS AGREEMENT HAS BEEN DULY AUTHORIZED AND EXECUTED BY YOU AND CONSTITUTES YOUR VALID, LEGAL AND BINDING OBLIGATION; AND (C) THE INFORMATION IDENTIFYING YOUR STATE OF ORGANIZATION IS TRUE, ACCURATE AND COMPLETE IN ALL RESPECTS.

YOU MAY NOT MODIFY THIS AGREEMENT WITHOUT OUR PRIOR WRITTEN CONSENT.

Accepted by:
ACACIA AUGUSTA VEHICLE AUCTION, INC.

By Steven L. Sample, CEO
Authorized Signature

STEVEN L. SAMPLE, CEO 12-9-2008
Name (Type or Print) Date

State of Organization SC

IBM CREDIT LLC

By ______________________
Authorized Signature

____
Name (Type or Print) Date

5. CONVENIENT PAY; SECURITY. When Convenient Pay is indicated, you authorize us to initiate direct debit entries from your business deposit account, indicated on an attached voided check, for all payments and late charges under this Agreement. The debit entries will be initiated on the last business day of the calendar month invoiced. You agree to notify us in writing 60 days prior to any changes in the account affecting debit entries. When guaranty is indicated, your guarantor must sign a guaranty to this Agreement in form and substance acceptable to us. We may apply any indicated security deposit against any payment default and will hold it until all your Agreement obligations are satisfied.

6. CHANGES; NOTICES. You authorize us or your supplier to complete the required information in the 'Item Description" on the first page, including equipment item serial numbers. For any changes to the "Amount Financed" that you and your supplier agree to, you authorize us to make the corresponding changes to the "Periodic Payment" and the Total Amount Financed", provided the change does not exceed 15% of the original Total Amount Financed, without notice to you. Notices and requests from you are to be submitted to the address on your periodic invoice.

7. OWNERSHIP; AUTHORITY TO FILE FINANCING STATEMENTS; SELECTION; USE. Equipment Items remain our property during the Term and you will keep these Items free of encumbrances of any kind. You hereby authorize us to file Uniform Commercial Code (UCC) financing statements relating to the Items listed on this Agreement. You hereby grant to us, on the date hereof, a first priority security interest in the Items (including all related software) and all additions, attachments, accessories, accessions and upgrades thereto and any and all substitutions, replacements or exchanges for any such Items or software and any and all proceeds of any of the foregoing, including, without limitation, payments under insurance or any indemnity or warranty relating to loss or damage to such Items. You agree that you are responsible for the selection, supply, delivery, installation, use, servicing and maintenance of the Items and the results from their use. You represent that the Items will be used for business or commercial, and not primarily for personal or household, purposes.

8. WARRANTY. As long as no default exists, we provide a warranty of quiet enjoyment but make no other warranty, express or implied, about any matter whatsoever, including but not limited to, the implied warranties of merchantability or fitness for a particular purpose. In no event will we have any liability for nor will you have any remedy against us for consequential damages or loss of profits.

9. MAINTENANCE; INSPECTION; AND MARKING. You shall keep and operate each equipment Item according to the manufacturer's specifications and in good repair and operating condition, ordinary wear and tear excepted. All parts installed in connection with warranty and maintenance services become our property. You agree, upon request, to make equipment Items and their maintenance records available for inspection by our representative during normal business hours and to mark Items as we require.

10. ALTERATIONS. With prior written notice to us, you may alter any equipment Item. Any of our parts that you remove shall remain our property and you may not make such parts available for sale, transfer, exchange or other disposition without our prior written consent. Before you return an equipment Item to us, you must restore it, at your expense, to its original condition with the original parts that you removed. Alterations not removed when an Item is returned to us shall become our property, without charge. You agree to allow installation of any changes, additions, and/or capacity monitoring hardware or software on equipment, as required by manufacturer, or permit manufacturer to monitor equipment capacity and to comply with any other terms between you and equipment manufacturer, including, but not limited to, those that relate to equipment capacity.

11. RELOCATION; SUBLEASE; AND ASSIGNMENT. At your expense within the U.S., you may relocate an equipment Item to another of your business locations with one month's prior written notice to us or sublease an equipment Item with our prior written consent. No relocation or sublease shall relieve you or your obligations here-under. You may not assign, transfer or otherwise dispose of an Item or your interest or rights in the Agreement, in whole or in part. We may sell or assign all, or any part, of our interest or rights in this Agreement without prior notice to you including assigning or granting a security interest(s) in any Item. Any assignee will be subject to your right of quiet enjoyment. You agree not to assert against any such assignee any claim, set-off, defense or counterclaim that you may have against us or any other person. This Agreement shall be binding upon your successors or permitted assigns.

12. END OF LEASE OPTIONS ("EOL"). If you are not in default under this Agreement, your EOL options for all the equipment Items are either: (a) renew the lease(s); or (b) purchase the Item(s); or (c) return the Item(s). You must give us 3 months prior written notice of your EOL option choice. An EOL designation of FM indicates your equipment purchase price or lease renewal will be at fair market value. A prestated % EOL designation of your equipment purchase price will be at that percent times the Item Amount Financed. An EOL designation of $1 indicates your equipment purchase price of $1. For an EOL purchase, you will pay the purchase price and any applicable amounts due hereunder. Upon our receipt of all amounts due, we will transfer our interest in the equipment to you, without recourse or warranty, on an "As Is, Where Is" basis. For a renewal of equipment with an EOL prestated %, you will pay an annual renewal Payment in advance equal to one-half of the prestated % times the Unit Amount Financed stated above. For any EOL questions you may go to ibm.com/financing/us/eol.

13. RETURN OF AN EQUIPMENT ITEM. If you elect to return an equipment item to us upon expiration of the lease, you must notify us in writing of your intent at least three (3) months prior to lease expiration and you must return such Item to us immediately upon expiration of the lease. The Item must be in good condition and working order, reasonable wear and tear excepted ("Good Working Order"). We reserve the right to recover full reimbursement from you for the reasonable cost and expense incurred by us to restore such equipment Items to Good Working Order and qualified for manufacturer's maintenance, if available. However, such reasonable cost and expense shall not exceed the Casualty Loss reimbursement, defined in Paragraph 15, of such Items. You will return the equipment Item to our nearest refurbishment and consolidation center for

that type of equipment in the U.S. You are responsible for any costs associated with deinstallation, packing, proper content labeling and return of the equipment Item. Prior to return of an equipment Item, you are responsible for removing all your information and data, including programs not licensed to a specific equipment Item. We have no obligation to remove your information or any other party's information from any equipment Item. The return of an equipment Item shall constitute a full release by you of any leasehold rights or possessory interest in the Item.

14. AUTOMATIC EXTENSION PROVISIONS. The Term of the lease will be automatically extended on a month to month basis until you give us thirty (30) days notice of your EOL decision and if applicable, and return the equipment Item in accordance with the instructions in Paragraph 13. The extension will be under the same terms and conditions then in effect, including the average Total Periodic Payment, but for equipment line Items with a fair market value purchase option, not less than the fair market rental value as determined by us at the expiration of the Term. Average Total Periodic Payment shall be calculated as the sum of the lease payments over the initial Term divided by the initial Term of the lease.

15. CASUALTY INSURANCE. You are responsible for any risk of loss, theft or damage to any equipment line Item ("Casualty Loss") from the date the Item is delivered to your location to the date it is received by us at our return location. You will, at your expense, (a) keep in effect an all risk insurance policy covering the equipment Item listed on the Agreement and we will be named as additional insured and loss payee on such policy; or (b) self-insure such equipment line Items against Casualty Loss pursuant to a generally maintained program of self-insurance. You will provide us, upon request, evidence of such policy or program of self-insurance. You will promptly notify us of any Casualty Loss. If we determine the line Item can be economically repaired, you will have it repaired and will continue to pay the Item Periodic Payment to us. Under a fair market value lease, if we determine the line Item is not economically repairable, on the next Item Periodic Payment due date, you will pay us an amount, to be determined by us, equal to the sum of all remaining payments plus the Item's end of lease purchase option. Under a full payout lease if we determine the line Item is not economically repairable, on the next Item Periodic Payment due date, you will pay us the sum of the remaining payments. Upon receipt of all amounts due under this Paragraph, we will transfer to you all of our rights, title and interest in and to such equipment line Items on an "As Is, Where Is" basis.

16. TAXES. You shall promptly reimburse us, as an additional Periodic Payment, for all taxes, charges, and fees levied by any governmental body or agency upon or in connection with this Agreement, excluding, however, all taxes on or measured by our net income.

17. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of laws principles. EACH PARTY WAIVES ANY RIGHTS TO A TRIAL BY JURY IN ANY DISPUTE THAT ARISES OUT OF OR RELATES TO THE ITEMS OR THIS AGREEMENT AND AGREE THAT ANY SUCH DISPUTE WILL BE TRIED BEFORE A COURT AND NOT A JURY.

18. INDEMNITY; NO WAIVER. This is a net lease and we are not liable for any claim except to the extent such claim results from our negligence or willful misconduct. You indemnify us against any third party claims which arise in connection with this Agreement or your possession and use of the Items hereunder including all related liabilities, costs, and expenses. Failure to require full performance or waiver of any provision of this Agreement shall not prevent either party from requiring full future performance of provisions.

19. DEFAULT; REMEDIES. You will be in default under this Agreement if you or any guarantor: (a) do not pay any amount due within 7 days after its due date; or (b) sublease, relocate, assign or make any transfer in violation of this Agreement; or (c) misrepresent any information or invoices you provide to us ; or (d) fail to remedy any other breach of this Agreement within 15 days after receiving written notice from us; or (e) make a voluntary assignment for the benefit of creditors; or (f) file or have filed against you any petition or proceeding under any bankruptcy or similar law; or (g) default on any other agreement with us; or (h) use any funds you receive from us for any purpose other than to acquire the specific Items herein. If you are in default, we may: (i) recover all payments and other amounts due and remaining to become due hereunder; (ii) terminate the leases and loans; (iii) recover possession without demand or notice, or without any court order or other process of law, in accordance with your reasonable security procedures and sell or otherwise dispose of the equipment Items and apply the proceeds to reduce the amounts due from you hereunder after deducting the fair market value of the Items at lease expiration, retaining any excess proceeds; (iv) recover any costs incurred in enforcing or protecting our rights under this Agreement and any charges or claims made by third parties; (v) require you to discontinue use of any software financed hereunder; (vi) pursue any other remedy available at law and recover legal costs and attorney fees incurred in exercising any of the remedies stated herein; and (vii) render unusable any and all software financed under this Agreement. If under applicable law, we are required to comply with the standards of commercial reasonableness applicable to secured financing in disposing of an Item, you agree that (x) 10 days prior written notice shall constitute adequate notice of disposition (y) we have no obligation to cleanup or otherwise prepare the items for disposition and (z) any disposition of the Items will be conveyed on as "AS IS" basis and without limiting the foregoing, we may specifically disclaim all warranties. We will be in default if we breach your right of quiet enjoyment, unless such breach follows your default which has remained uncured, and your sole and exclusive remedy is to terminate this Agreement, return the applicable Items, and to recover actual damages arising directly from the default and reasonable attorney's fees incurred therewith.

lenovo

Thank you for choosing Lenovo! Please find below the Quote you requested.

Account # ▉▉▉▉▉

Bill To:	Ship To:
IBM CREDIT LLC @ AUGUSTA AUTO AP Contact: IBMCREDITLLC@ AUGUSTAAUTOAUCTION 1501 S. MOPAC EXPRWY STE 150 AUSTIN,TX 78746 USA (352) 427-6847	ACACIA AUTOMOTIVE, INC. ATTN: STEVEN SAMPLE 1200 E. BUENA VISTA DRIVE NORTH AUGUSTA, SC 29841

Updated order/description

Sales Representative:	Quote Date:
ANGEL ACUNA	**12/01/08**
Email Address:	Quote: ▉▉▉▉
aacuna@financingadv.com	Payment
Phone Number ▉▉▉▉	Terms: RAPID FINANCING
Fax Number ▉▉▉▉	Ship Type:
Technical Support ▉▉▉▉	UPS Ground

No.	Product Code	Line Option	Unit Price	Total
1	SYS.2242CT	CONFIGURED SYSTEM	$2,239.40	$2,239.40

The above product code consists of the following component(s):

Qty	Product Code	Description	Unit Price
1	2242CTO	THINKPAD T500 EXPRESS - 1 YR DEPOT WARRANTY	$2,108.00
1	39T6651	SBB 9 CELL LI-ION BATTERY	$0.00
1	42X2659	SBB ENERGY STAR 4.0 PACK	$0.00
1	42X6308	VBB 3GBPC3-8500 1067MHZ2DIMM	$0.00
1	42X6310	VBB EXPR.CARD SLOT/PCCARDSLOT	$0.00
1	42X6324	SBB INT.WIFILINK5100	$0.00
1	42X6338	SBB INT.CORE2DUOPROCT9400	$0.00
1	42X6341	SBB 1GBPC3-8500 1067MHZMEM	$0.00
1	42X6342	SBB 2GBPC3-8500 1067MHZMEM	$0.00
1	42X6355	SBB KYB US ENGLISH	$0.00
1	43Y3626	SBB WLAN MISC PTS-1X2FULL(F2)	$0.00
1	43Y4031	SBB BASE2ND TOUCH FOR INTEGR.	$0.00
1	44C1128	SBB GWIN VISBUS 32 US ENG	$0.00
1	44C1919	SBB INT.GRAPH.MEDIA ACC X4500	$0.00
1	44C1924	SBB 15.4 WSXGA+ TFT	$0.00
1	44C1927	SBB ULTNV(TR P +TOUCHPAD)+FIN	$0.00
1	44C1928	SBB INTWIRELESSWIDEAR.NETW.UPG	$0.00
1	44C1931	SBB DVD REC8XMAXDUL.ULT.S.SATA	$0.00
1	44C1941	SBB LANG.PACK US ENG.	$0.00
1	44C1988	SBB INTEGR WRLSS ANTENNA 15.4"	$0.00
1	44C1990	SBB UWB MISC PARTS NO CR HF H1	$0.00
1	44C1991	SBB WWAN MP-READY FULL F1	$0.00
1	44C1995	SBB NO CAMERA MODULE	$0.00
1	44C1996	SBB STLCD COV/BEZ15.4W/OCAMERA	$0.00



12/8/2008

1	44C2006	SBB 15.4"WSXGA+,+WWAN,W/11N	$0.00
1	44C2022	SBB EXPR.CARDSLOT+PC CARDSLOT	$0.00
1	44C2026	SBB CL PLATET500WLANANDWWAN	$0.00
1	44C2043	SBB MT 2242 SYSTEM LABEL	$0.00
1	44C2053	SBB MECH MISC PARTS	$0.00
1	44C6783	SBB ODD SW FOR DVD REC, VISTA	$0.00
1	44C7403	SBB I.X4500 FRU LB F.AMTNTPM	$0.00
1	44C7423	SBB 128GB SOLIDSTATE DRV,SATA	$0.00
1	41C9168	LENOVO THINKPLUS ONSITE REPAIR - EXTENDED SERVICE AGREEMENT - 3 YEARS - ON-SITE	$131 40
1	41W1748	SBB GEO LABEL US WLAN	$0.00
1	41W1787	SBB CPK NORTH AMERICA	$0.00
1	42T6638	SBB PACK US, 15.4"	$0.00
1	42V7972	SBB MS LABEL (VISTA PREMIUM)	$0.00
1	42V8010	VBB MS WIN VISTA BUSINESS	$0.00
1	42V9665	SBB FCC, LABEL	$0.00
1	42W7002	SBB FCC-ID/LABEL FOR WWAN	$0.00
1	42X0779	SBB MSOFF SM 2007 ENGLISH	$0.00

Qty	Product Code	Description	Unit Cost	Total
1	250410U	LENOVO THINKPAD ADVANCED MINI-DOCK - PORT REPLICATOR	$157.68	$157.68



Qty	Product Code	Description	Unit Cost	Total
1	73P2620	LENOVO THINKPLUS ENHANCED PERFORMANCE USB KEYBOARD - KEYBOARD	$24.96	$24.96



Payment Terms: RAPID FINANCING
Ship Type: UPS Ground

Merchandise Total	**$2,422.04**
Sales Tax	**$169.54**
Shipping / Handling	**$0.00**
Total	**$2,591.58**

To purchase your quoted item(s) online, please click the link below:
http://www.directlenovo.com/orderstatus/

Check out our latest product awards **and** Legends of ThinkPad - amazing real stories from real people!

If you have any questions, or require additional information, please do not hesitate to give me a call.

Thank you again for calling Lenovo.

Sincerely,



[redacted]

PLEASE READ CAREFULLY

Pursuant to the terms of the Asset Purchase Agreement of June 28, 2012, none of the items that are the subject of this lease dated December 9, 2008, are sold, transferred, or otherwise conveyed from Seller to Buyer, it having been agreed that all these items are to remain the sole property of and in full possession of Seller at Closing and thereafter.

[redacted]

12/8/2008

Purchase Order Requirements:

Quote Number: ████████

P.O. No.: ████████████████████

Location. ID.: AUGUSTA

Authorized by/Title: Steven L. Sample/CEO (please print)

Authorized Signature: Steven L. Sample, CEO Date: 12-9-2008

Terms and Conditions:
Are Subject to Credit Application Terms and Conditions.

Please make sure you return all attached pages of this purchase order to prevent delays in processing.

IBM Global Finance

> Note: A signed Lease Agreement must be returned within 48 business hours.
> Please call us immediately if there will be any delay.

To: Steve Sample, ACACIA AUGUSTA VEHICLE AUCTION, INC.
Date: 12/08/2008

In order to receive your equipment as soon as possible, please complete the attached lease documents according to the instructions below. In the event you identify any errors in this package, DO NOT correct them. Please call 888-780-4110 for assistance.

Instructions: (No stamped signatures accepted)

- Value Plan Lease Agreement

    Sign, print name and date
    *Both pages must be returned

- Documentation Fee

    Prepare a company check for $85.00 made payable to IBM Credit LLC.
    *The company name on the check must match the company name on the lease agreement.
    *This check will be processed upon receipt

- Convenient Pay Authorization

    The check provided for the documentation fee will be used for the Convenient Pay program as outlined in Paragraph 5 of the contract.

- Fax all docs including a copy of the check to ████████████

- Please Include a Purchase Order made out to your equipment supplier.

Thank you for your business. If you need further assistance, do not hesitate to call 888-780-4110. Enjoy your new equipment!



Reference: ███████

Acacia
Automotive, Inc.

Fax

To: IBM Global Finance **From:** S.L. "Junior" Sample

Fax: **Pages:** 9

Phone: **Date:** 12-9-2008

Re: LEASE **CC:**

☐ Urgent ☒ For Review ☐ Please Comment ☐ Please Reply ☐ _____

● **Comments:**

Signed/executed lease And P.O.
Attached for
Copy of signed check
for $85.⁰⁰ Also Attached.
Please Advise ASAP on status
of order + delivery date,
Thank you —
Steven L. Sample, CEO

[redacted]

Order status

[redacted] here is the status of your

Email / Print | Printable version

Order #: [illegible]

PO # ACAC 12-09-08

Quantity	Part No.	Description	EST. Arrival date	Est. Ship Date	Item Price	Line Total
1	2242CT	CONFIGURED SYSTEM	JAN 1-5	12/27/08	$2,239.40	$2,239.40
1	250410U	THINKPAD ADVANCED MINI DOCK	JAN 1-4	12/26/08	$157.68	$157.68
1	73P2620	IBM ENHANCED PERFORMANCE USB KEYBOARD (BUSINESS BLACK)	DEC 29 - JAN 2	12/18/08	$24.96	$24.96

Status: In process More info

[illegible]

Shipment tracking available the morning after shipment.

Shipping & Handling	$0.00
Tax	$0.00
Total	$2,422.04

Additional information about your order:

Customer number: [redacted]

Payment type: IBM FINANCING ADVANTAGE

Bill to: IBMCREDITLLC@ AUGUSTAAUTOAUCTION

[redacted]

Order date: 12/09/08

Shipping & Handling: UPS Ground

Ship to:
ACACIA AUTOMOTIVE, INC.
Attn: STEVEN SAMPLE
1200 E. BUENA VISTA DRIVE
NORTH AUGUSTA, SC 29841

Thank you for choosing Lenovo!

Check another order | **Printable version**

About Lenovo | Privacy | Legal | Contact

[redacted]

[redacted]

```
┌─────────────────────────────────────────┐
│ TRANSMISSION VERIFICATION REPORT          │
└─────────────────────────────────────────┘
```

```
                              TIME  : 12/08/2008 19:50
                              NAME  : ACACIA AUTOMOTIVE
                              FAX   : 3525024783
                              SER.# :
```

```
DATE,TIME                     12/08  19:44
FAX NO./NAME
DURATION                      00:06:05
PAGE(S)                       09
RESULT                        OK
MODE                          FINE
                              ECM
```

Acacia
Automotive, Inc.

Fax

To: ~~IBM Global Finance~~

From: S.L. *"Junior"* Sample

Fax: ▮▮▮▮▮▮▮▮▮▮

Pages: 9

Phone:

Date: 12-9-2008

Re: LEASE

CC:

☐ Urgent   ☒ For Review   ☐ Please Comment   ☐ Please Reply   ☐ _____

● **Comments:**

Signed/executed lease And P.O.
Attached for Quote ▮▮▮▮
Copy of signed check

Dear Valued Customer:

Thank you for doing business with IBM Credit LLC. This letter is to notify you that we have received your signed Value Plan Lease Agreement and would like to provide you with some important information for your future reference:

1. Your lease start date is considered to be the date on your supplier invoice + 10 days;
2. If your agreement has more than one invoice, lease start date will be the date of the latest invoice + 10 days;
3. If your agreement is marked with the "interim rent" option, your company will be charged starting on the lease start date;
4. If your agreement is not marked with the "interim rent" option, your company will be charged starting the 1st day of the month following the lease start date'
5. Your billing options can be either payment in advance or in arrears; for example:
   a. Monthly in arrears would be dated 5/1/08 due 5/31/08 for the period 5/1/08- 5/31/08

   (payment is due in arrears);
   b. Monthly in advance would be dated 5/1/08 due 5/31/08 for the period 6/1/08-6/30/08

   (payment is due in advance);
6. Please note that any alteration of the periodic payment and total amount financed may be a result of Paragraph 6 ("Changes; Notices") of the Terms and Conditions of your Value Plan Lease Agreement.

Please refer to the information above to better understand your monthly IBM Credit invoice. We kindly ask you to please forward this letter to your Accounts Payable Department.

Please call your Customer Support Representative at the phone number on your invoice if you have any questions regarding your billing.

Sincerely,

IBM Financing Advantage
IBM Credit LLC

REPLACES P.O. ON QUOTE [redacted]

[redacted]

Acacia Automotive, Inc.

CC [redacted]

WATCH IT!

Fax

To:	Lenovo Web Sales [redacted]	From:	S.L. *"Junior"* Sample
Fax:		Pages:	4
Phone:		Date:	12-12-08
Re:	REPLACEMENT P.O. !!!	CC:	

☒ Urgent ☐ For Review ☐ Please Comment ☒ Please Reply ☐

MEMO: REP ID [redacted]

• Comments:

PER YOUR EMAIL REQUEST, I AM ISSUING A REPLACEMENT P.O. ON New Quote [redacted] TO Replace old P.O. ON Quote [redacted] Please do not bungle my order. Please expedite to make up for the delays caused by Lenovo "order not flowing properly in system".

Thank you
Steve Sample

PLEASE READ CAREFULLY

MEMO: REP ID [redacted]

Purchase Order Requirements:

Quote Number: Q13565

P.O. No.: [redacted]

Location. ID.: Augusta

Authorized by/Title: Steven L. Sample, CEO (please print)

Authorized Signature: Steven L. Sample CEO Date: 12-12-08

Terms and Conditions:
Are Subject to Credit Application Terms and Conditions.

Please make sure you return all attached pages of this purchase order to prevent delays in processing.

This P.O. Replaces And supercedes my P.O. # [redacted] issued 12-9-08 on Quote [redacted]

You have Requested this due to errors for "order not flowing properly". Please Expedite.

From [redacted]
Sent: Friday, December 12, 2008 4:47 PM
To: Steve Sample
Subject: Lenovo Quote [redacted]

lenovo

Thank you for choosing Lenovo! Please find below the Quote you requested.

Account # [redacted]

Bill To:

AUGUSTA AUTO AUCTION
STEVE SAMPLE
1200 E. BUENA VISTA DRIVE
NORTH AUGUSTA,SC 29841
USA
[redacted]

Ship To:

AUGUSTA AUTO AUCTION
ATTN: STEVE SAMPLE
1200 E. BUENA VISTA DRIVE
NORTH AUGUSTA, SC 29841

Sales Representative: Lenovo Sales
Email Address: [redacted]

Quote Date: 12/12/08
Quote: [redacted]
Payment Terms: Credit Card
Ship Type:

Qty	Product Code	Description	Unit Cost	Total
1	SYS.2242CT	CONFIGURED SYSTEM	$2,239.40	$2,239.40

The above product code consists of the following component(s):

2242CTO	THINKPAD T500	$2,108.00
42X6338	SBB INT.CORE2DUOPROCT9400	$0.00
42V8010	VBB MS WIN VISTA BUSINESS	$0.00
44C1128	SBB GWIN VISBUS 32 US ENG	$0.00
43Y3484	SBB MW XP PROFES. US ENG RDVD	$0.00
44C1924	SBB 15.4 WSXGA+ TFT	$0.00
44C1919	SBB INT.GRAPH.MEDIA ACC X4500	$0.00
42X6308	VBB 3GBPC3-8500 1067MHZ2DIMM	$0.00
42X6355	SBB KYB US ENGLISH	$0.00
44C1927	SBB ULTNV(TR.P.+TOUCHPAD)+FIN	$0.00

44C7423	SBB 128GB SOLIDSTATE DRV.SATA	$0.00
44C1931	SBB DVD REC8XMAXDUL.ULT.S.SATA	$0.00
42X6310	VBB EXPR.CARD SLOT/PCCARDSLOT	$0.00
62P6054	VBB INTEGR.BLUETOOTH PAN	$0.00
42X6324	SBB INT.WIFILINK5100	$0.00
39T6651	SBB 9 CELL LI-ION BATTERY	$0.00
41W1787	SBB CPK NORTH AMERICA	$0.00
44C1941	SBB LANG.PACK US ENG.	$0.00
42X0779	SBB MSOFF SM 2007 ENGLISH	$0.00
41C9168	3 YR IOR 9X5 NBD	$131.40

Payment Terms: Credit Card
Ship Type:

Merchandise Total	$2,239.40
Sales Tax	$156.75
Shipping / Handling	$0.00
Total	$2,396.15

ACACIA AUGUSTA VEHICLE AUCTION, INC.
DBA AUGUSTA AUTO AUCTION
GENERAL OPERATING ACCOUNT
1200 EAST BUENA VISTA DRIVE
NORTH AUGUSTA, SC 29841

WACHOVIA BANK N.A. OCALA

12/2/2008

PAY TO THE
ORDER OF   IBM Credit LLC $ **85.00

Eighty-Five and 00/100**

DOLLARS

P.O. Box 534151
Atlanta, GA 30353-4151

Security features
Included.
Details on back.

MEMO   AUTHORIZED SIGNATURE   MP

ACACIA AUGUSTA VEHICLE AUCTION, INC. DBA AUGUSTA AUTO AUCTION

IBM Credit LLC   12/2/2008

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
12/2/2008	Bill	Dec 08	85.00	85.00		85.00
				Check Amount		85.00

Wacovia - Operating   85.00

ACACIA AUGUSTA VEHICLE AUCTION, INC. DBA AUGUSTA AUTO AUCTION

IBM Credit LLC   12/2/2008

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
12/2/2008	Bill	Dec 08	85.00	85.00		85.00
				Check Amount		85.00

Wacovia - Operating   85.00

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